FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2007 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to Citibank, N.A. for Holders of American Depository Shares	Exhibit 99.3

Annual Report	Exhibit 99.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Qindai Wang
Name:	Qindai Wang
Title:	Chief Executive Officer

Date: August 2, 2007

Exhibit 99.1

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring,

Chaoyang District, Beijing 100027, the People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 30, 2007

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Hurray! Holding Co., Ltd. will be held on August 30, 2007 at 10:00 a.m., Beijing time, at our principal executive offices at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China, for the following purposes:

1.	To elect two Class II directors to serve until the 2010 annual general meeting of shareholders or until their successors are elected and duly qualified.

2.	To ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2007.

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 25, 2007 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Qindai Wang
Chairman of the Board of Directors and Chief Executive Officer

Beijing, China

August 2, 2007

HURRAY! HOLDING CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on August 30, 2007 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about August 2, 2007.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Sean Wang, our Acting Chief Financial Officer, if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 25, 2007 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 1, 2007, 2,173,231,040 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,858,886,700 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

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Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank N.A. may vote those shares at the annual general meeting.

Citibank N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank N.A. from a holder of ADSs by August 23, 2007 at 10:00 a.m., New York time, Citibank N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by January 31, 2008 at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China, attention: Legal Counsel and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

For shareholder proposals that are not intended to be included in our proxy statement, if a shareholder gives notice of such proposal after March 15, 2008, proxies for the 2008 annual general meeting may grant discretionary voting authority to the proxy holders to vote against the shareholder proposal when and if such proposal is raised at the 2008 annual general meeting. To make a submission, shareholders must provide written notice to our company at the address specified in the prior paragraph.

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PROPOSAL 1

ELECTION OF DIRECTORS

Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Qindai Wang, Jesse Liu and Robert Mao), Class II directors (currently Suberna Shringla and Songzuo Xiang) and Class III directors (currently Shudan Zhang and Alan Powrie). The initial terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2009, 2007 and 2008, respectively. At each annual general meeting, including the 2007 annual general meeting at which two Class II directors are nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Songzuo Xiang has been previously nominated by the board of directors and elected by our shareholders. Suberna Shringla has been previously appointed by the board of directors. The board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of June 1, 2007, the principal positions with our company held by them and their respective class designation and next term of office are as follows. Information regarding our Class I and III directors, which are not subject to re-election at the annual general meeting, also follows below.

Name	Age	Position	Class	New Term of Office
Suberna Shringla(1)	41	Director	Class II	3 years
Songzuo Xiang	44	Director	Class II	3 years

(1)	Member of the audit, compensation and nominating committees.

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Class II Directors Nominated for Election at the Annual General Meeting

Suberna Shringla. Mr. Shringla has served on our board since February 2006. He also serves on the audit, compensation and nominating committees of our board. Mr. Shringla is a founding partner of Team Ventures, a boutique corporate finance advisory firm focused on media and communication sectors primarily in Hong Kong, China and Korea. From August 2000 to January 2002, Mr. Shringla served as Director and Head of Media and Technology Corporate Finance for SG Cowen, a subsidiary of Banque Societe Generale. Prior to that, Mr. Shringla served as Vice President and Head of Business Development of Turner Broadcasting Services International Asia Pacific/Time Warner and as a Manager of Business Development for Walt Disney Studios, Asia Pacific. Mr. Shringla holds a Masters of Business Administration degree from ENPC Paris and a Bachelor of Arts degree from St. Stephens College, Delhi. He is also an investment adviser licensed with the Securities and Futures Commission in Hong Kong.

Songzuo Xiang. Dr. Xiang has served on our board since July 2000. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

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Continuing Class III Directors with a Term Expiring in 2008

Shudan Zhang. Mr. Zhang, age 47, has served on our board since 2000. From 1995 to 1999, he served as Vice President of Sales and Marketing at UTStarcom. Formerly, from 1991 to 1995, he served as Vice President of Sales and Marketing at Starcom, a company which he also co-founded. Mr. Zhang holds a Bachelor of Science degree from Beijing Polytechnic University.

Alan Powrie. Mr. Powrie, age 56, has served on our board since July 2004. He also serves on the audit, compensation and nominating committees of our board. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. From October 2000 to May 2001 and again from January 2002 to May 2002, he worked as a part-time advisor to Deloitte Touche Tohmatsu China. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Continuing Class I Directors with a Term Expiring in 2009

Qindai Wang. Mr. Wang, age 42, has served as our Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

Jesse Liu. Mr. Liu, age 44, has served as a director since June 2001. From June 2001 to June 2007, Mr. Liu served as our Senior Vice President and Chief Executive Officer. Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.

Robert Mao. Mr. Mao, age 63, has served on our board since March 2003. He also serves on the audit, compensation and nominating committees of our board. In addition, he serves as chairman of the board of Augux Technology, a start up provider of high intensity LED lighting equipment and as a member of the board of 3Com Corporation. Mr. Mao previously held senior executive positions at Nortel, Alcatel and ITT. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

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Relationships among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of our company.

Meetings and Committees of the Board of Directors

During the year 2006, our board of directors met in person or passed resolutions by unanimous written consent seventeen times and held conference calls three times. All of the directors who were serving in office during 2006 attended at least 75% of all of the meetings of our board of directors and its committees on which such director served. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board of directors has three committees, the audit committee, the compensation committee and the nominating committee.

In 2006, our audit committee held five formal meetings. The members of our audit committee are Robert Mao, Suberna Shringla and Alan Powrie, each of whom satisfy the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board has also concluded that Mr. Alan Powrie meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission, or the SEC.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee held one meeting in 2006. The members of our compensation committee are Robert Mao, Suberna Shringla and Alan Powrie. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Our nominating committee held one meeting in 2006. The members of the nominating committee are Robert Mao, Suberna Shringla and Alan Powrie. Pursuant to its charter, the nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.

Copies of the charters of the audit, compensation and nominating committees are available on our website at www.hurray.com.

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Compensation of Directors and Executive Officers

In 2006, we paid an aggregate of approximately $377,000 and $128,125 in compensation to our executive officers and non-executive directors, respectively. We also granted, in 2006, an aggregate of 405,000 ADSs, equal to 40,500,000 restricted shares, in lieu of stock options, to certain of our executive officers and senior management under our 2004 Share Incentive Plan. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant dates.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also purchased director and executive officer insurance for our directors and executive officers with limited liability of US$20,000,000.

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

Access to Corporate Governance Policies

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

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PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditors for the year ending December 31, 2007. Deloitte Touche Tohmatsu CPA Ltd. has served as our independent auditors since 2001.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Deloitte Touche Tohmatsu CPA Ltd. is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2007.

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OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of June 1, 2007 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of June 1, 2007, 2,173,731,040 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Name	Number of Shares Beneficially Owned	Percentage
	Number
5% and above Shareholders
Wellington Management Company, LLP 75 State Street Boston, MA, USA 02109(1)	154,580,000	7.11%

Executive Officers and Directors(2)
Pleasant Season Ltd./Qindai Wang(3)	188,621,660	8.68%
Jesse Liu(4)	80,443,560	3.70%
Robert Mao(5)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(6)	109,510,320	5.04%
Shudan Zhang	93,162,840	4.29%
Alan Powrie(7)	600,000	*
Harrison Youth Ltd./Haoyu Yang(8)	77,791,300	3.58%
Shaojian (Sean) Wang	2,800,000	*
Jiang Wang	1,622,000	*
All current directors and executive officers as a group (10 persons)(9)	556,551,680	25.60%

(1)	Wellington Management Company, LLP is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.
(2)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.
(3)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(4)	Includes 40,031,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.

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(5)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of May 1, 2007. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(6)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(7)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
(8)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(9)	Includes 2,600,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of May 1, 2007.

Employment Agreements

We have entered into employment, invention assignment and confidentiality, and non-compete agreements with each of our executive officers as described below.

These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance compensation equivalent to six months of the officer’s annual gross base salary to that officer.

The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement, or

•	other similar conduct.

The term “good reason” includes:

•	changes in the officer’s position, which materially reduce his level of responsibilities, duties or stature, or

•	a reduction in the officer’s compensation.

The executive officers are also entitled to exercise their stock options which have vested at the time of the termination, if not for cause, for a period of thirty days thereafter (or such other period of time not exceeding three months as is determined by the board of directors).

In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason prior to the termination date of the officer’s employment agreement or the date on which either our company or the officer elects not to extend the agreement further by giving written notice to the other party, then we will be obligated to pay severance benefits in an amount equal to six times the monthly rate of annual gross base salary in effect immediately prior to the termination of employment.

Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

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Option and Restricted Share Grants in Last Fiscal Year

In 2006, none of our executive officers or senior management were granted any stock options to purchase our shares while certain of our executive officers and senior management were granted in aggregate 405,000 ADSs, equal to 40,500,000 restricted shares, in lieu of stock options, under our 2004 Share Incentive Plan, of which, 330,000 ADSs, equal to 33,000,000 restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant dates and 75,000 ADSs, equal to 7,500,000 restricted shares vest on an annual basis equally over 33 months.

Related Party Transactions

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”). To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with eight affiliated Chinese entities, Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing Cool Young Information Technology Co., Ltd. (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”) and Shanghai Magma Digital Technology Co., Ltd (“Shanghai Magma”) and their respective shareholders. We hold no ownership interest in our affiliated Chinese entities. In addition, we control Hurray! Digital Media Technology Co., Ltd. (“Hurray! Digital Media”) through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. In turn, Hurray! Digital Media holds the equity interests in our affiliated music companies, Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”), Beijing Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”), New Run Entertainment Co., Ltd. (“New Run”) and Beijing Secular Bird Culture and Art Development Center (“Secular Bird”).

Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Media, Huayi Brothers Music, Freeland Music, New Run and Secular Bird are variable interest entities under FASB Interpretation No. 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

The principal terms of the agreements with Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma (which are collectively referred to below as “our affiliated Chinese entities”) are described below.

Powers of Attorney. Except for Qindai Wang, each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

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Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.

Operating Agreements. Through Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. Through Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.

Trademark, Domain Name and Software Transfer Agreements. Hurray! Solutions had entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma had entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times had licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions had transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times had licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times had licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis. Under the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006), an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. To comply with these requirements, we transferred certain domain names described above and are in the process of transferring certain trademarks from our subsidiary, Hurray! Times to our affiliated companies Hurray! Solutions, Beijing Palmsky and Beijing Hutong.

Trademark, Domain Name and Software License Agreements. Hurray! Times had granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma a license to use certain of its domain names. Hurray! Times had also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above paid us a nominal annual license fee. In addition, Hurray! Times had granted Beijing

12

Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements was to terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Due to the adoption of the Notices on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006) described above, these license agreements have been terminated or are in the process of being terminated.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our affiliated Chinese entities and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Equity Interests Pledge Agreements. Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.

We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Hurray! Times (currently Qindai Wang), who, as a matter of Chinese law, is subject to the direction of Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities.

Music Related Agreements. Pursuant to certain contractual arrangements with Freeland Music, Huayi Brothers Music, New Run and Secular Bird, which we entered into at the time of our investment in each of them, Hurray! Digital Media has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Music worldwide and of Huayi Brothers Music, New Run and Secular Bird in mainland China. We have, however, agreed to allow Freeland Music, Huayi Brothers Music, New Run and Secular Bird to also directly distribute their respective music content via digital channels, in order to maximize the value of our affiliated music companies’ record labels.

If Hurray! Digital Media licenses the music content of our music affiliates Freeland Music, Huayi Brothers Music, New Run, and Secular Bird to any of our non-music affiliates, then our music affiliates are entitled to receive a license fee from Hurray! Digital Media which is equal to 50% of the aggregate amounts paid by the mobile operators for the content, less any taxes paid by the affiliate and Hurray! Digital Media. If Hurray! Digital Media licenses the music content of our music affiliates to any other third party, then our music affiliates are entitled to receive a license fee from Hurray! Digital Media which is equal to the amounts paid by the third party to Hurray! Digital Media, less any taxes payable on such amount by Hurray! Digital Media and a 10-20% service fee which Hurray! Digital Media retains.

In addition, Freeland Music has entered into an agreement with affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Music in mainland China. The price paid by the affiliates of the Freeland Group is determined by Freeland Music, unless the affiliates disagree with such price in which case the price

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will be highest retail price for the products in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to notify Freeland Music as to sales prices, customer data and other sales related information. Huayi Brothers Music, New Run and Secular Bird handle the off-line distribution of their music content themselves.

As part of the acquisition agreements for the purchase of Huayi Brothers Music and Freeland Music, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music or Freeland Music. The term of such agreements is one year although such agreements may be extended by the mutual agreement of both parties. During 2006 we received income of $449,638 and made payments under these agreements of $28,256. At December 31, 2006 the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions. As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd, and was non-interest bearing, unsecured and repayable on demand. In addition, during 2006 Huayi Bothers Music made short-term loans amounting to an aggregate of $2,288,592 to its minority shareholders and their related parties generating interest income of $17,355. All such loans were repaid in 2006.

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COMPENSATION COMMITTEE REPORT

OVERVIEW

The compensation committee of the board of directors (the “Committee”) of Hurray! Holding Co., Ltd. (the “Company”) reviews and makes recommendations to the board of directors of regarding the compensation policies for our officers and all forms of compensation. The Committee’s duties include determining and approving the chief executive officer’s compensation level, reviewing and making recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by the board of directors. Each member of the Committee is independent as defined under the applicable NASDAQ rules.

EXECUTIVE OFFICER COMPENSATION PHILOSOPHY

The fundamental policy of the board of directors is to provide the Company’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance.

The Committee annually reviews the compensation of the Company’s executive officers. Annual base salary and other forms of compensation for the executive officers are established in line with external market practices. When reviewing base salaries, the Committee considers the following factors: competitive pay practices, the overall performance of the executive officers as a whole and the executive officers’ prior experience. The objective in setting base salary is generally to pay salaries at a level roughly comparable to the median for similar sized companies in this industry.

The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Qindai Wang, assumed this position in June 2001. In determining his base salary and housing allowance, the committee compared the compensation of chief executive officers at other companies of similar size. His salary was also established in part by evaluating our company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

The Committee anticipates that if any of the company’s executive officers are replaced for whatever reason or new officers are added to the company’s management team, such new executive officers’ compensation will likely be comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term equity-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders.

LONG-TERM EQUITY COMPENSATION

The Company grants equity compensation to employees throughout the organization to provide long-term incentives and align employee and shareholder interests. Individual grants are based on various factors, including performance and contribution, value of current unexercisable grants, estimated value of proposed option grant and market practices. Prior to 2006, the Company’s only form of equity compensation was stock option awards. Stock options were granted at an option price based on the fair market value of the Company’s ordinary shares on the date of the grant and generally vest over a period of four years from the date of grant. In 2006, the Company commenced granting restricted stock awards, in lieu of stock options, to minimize the impact of certain new accounting

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consequences associated with stock options. These awards are generally expected to have a vesting period of three years. The vesting period for stock option and restricted stock awards is designed to encourage employees to work with a long-term view of the company’s welfare and to establish their long-term affiliation with the company. It is also designed to reduce employee turnover and to retain the knowledge and skills of valued staff.

The Compensation Committee

Robert Mao
Suberna Shringla
Alan Powrie

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AUDIT COMMITTEE REPORT

All current members of the Committee are independent as defined under the applicable NASDAQ rules. The Committee operates under a written charter that has been adopted by the Board of Directors and is reviewed by the Committee on an annual basis.

The responsibilities of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies, internal controls, financial reporting practices and legal and regulatory compliance. The Committee fulfills its responsibilities through periodic meetings with the Company’s independent auditors, internal auditors and management. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

Throughout the year, the Audit Committee monitors matters related to the independence of Deloitte Touche Tohmatsu CPA Ltd., the Company’s independent auditors. As part of its monitoring activities, the Committee obtained a letter from Deloitte Touche Tohmatsu CPA Ltd., containing a description of all relationships between the auditors and the Company. After reviewing the letter and discussing it with management, the Committee discussed with the auditors its overall relationship with the Company and any of those relationships described in the letter that could impact Deloitte Touche Tohmatsu CPA Ltd.’s objectivity and independence. Based on its continued monitoring activities and year-end review, the Committee satisfied itself as to the auditors’ independence. Deloitte Touche Tohmatsu CPA Ltd. also has confirmed in its letter that, in its professional judgment, it is independent of the Company within the meaning of the Federal securities laws and within the requirements of Independence Standard Board (ISB) Standard No. 1, Independence Discussion with Audit Committees.

The Committee also discussed with management and the independent auditors the quality and adequacy of the Company’s internal controls. The Committee reviewed with the independent auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all matters required by auditing standards generally accepted in the United States of America, including those described in Statement on Auditing Standards 61, “Communication with Audit Committees.” With and without management present, the Committee discussed and reviewed the results of the independent auditors’ examination of the financial statements.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2006 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board of Directors that the Company’s audited financial statements be included in its annual report on Form 20-F for the fiscal year ended December 31, 2006. The Committee also approved the reappointment of the independent auditors and the Board confirmed such appointment.

As specified in the Audit Committee Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States of America. That is the responsibility of management and the Company’s independent auditors. In giving its recommendation to the Board of Directors, the Committee has relied on (i) management’s representation that such financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America, and (ii) the report of the Company’s independent auditors with respect to such financial statements.

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The Audit Committee

Robert Mao
Suberna Shringla
Alan Powrie

*        *        *

The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

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AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors with a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, foreign private issuers such as Hurray! Holding Co., Ltd. may follow home-country practice in lieu of certain Nasdaq corporate governance requirements. Our company has notified Nasdaq of our intention to adopt a

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non-complying practice to post our annual reports to shareholders on our corporate website in lieu of mailing physical copies to record holders and beneficial owners of the company’s ADSs and ordinary shares, as allowed under the laws of the Cayman Islands. We have adopted this practice in 2007 to avoid the considerable expense associated with such mailing. You may obtain a copy of our 2006 annual report to shareholders by visiting our website http://www.hurray.com under the heading “Investor Relations.” If you want to receive a paper copy of our 2006 annual report to shareholders, you must make a written request to us at Attention: Legal Counsel, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China. There is no charge to you for requesting a copy.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Qindai Wang
Chairman of the Board of Directors and Chief Executive Officer

Dated: August 2, 2007

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Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF HURRAY! HOLDING CO., LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 30, 2007

The undersigned shareholder of HURRAY! HOLDING CO., LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 2, 2007, and hereby appoints Qindai Wang and Sean Wang, or any one of them, as proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 30, 2007 at 10:00 a.m., Beijing time, at the Company’s principal executive offices at 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	Elect the two Class II directors named below for the term specified or until such director’s successor is elected and duly qualified:

Name	Class	Term
1. Suberna Shringla	II	Three (3) Years
2. Songzuo Xiang	II	Three (3) Years

[ ] FOR ALL NOMINEES	[ ] AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

1

PROPOSAL NO. 2:	Ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the fiscal year ending December 31, 2007.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2007

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

Time Sensitive

     Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hurray! Holding Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	447773102.

ADS Record Date:	July 25, 2007.

Meeting Specifics:	Annual General Meeting of Shareholders - August 30, 2007 at 10:00 A.M. (Beijing time) at the Company’s principal executive offices, 15/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on August 23, 2007.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	100 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs, evidenced by ADRs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City) on August 23, 2007.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, and the Amended and Restated Memorandum and Articles of Association of the Company, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and shall not be deemed to, express any

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of any applicable law and the Amended and Restated Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.

opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on August 23, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773102.
ADS Record Date:	July 25, 2007.
Meeting Specifics:	Annual General Meeting of Shareholders - August 30, 2007 at 10:00 A.M. (Beijing time) at the Company’s principal executive offices, l5/F, Tower B, Gateway Plaza, No. 18 Xia Guang Li, North Road, East Third Ring, Chaoyang District, Beijing 100027, the People’s Republic of China.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005.
Deposited Securities	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side heref (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

1. To elect the following two persons as Class II directors to serve until the 2010 annual general meeting of shareholders or until their successors are elected and duly qualified, as set forth in the Company’s Notice of Meeting enclosed herewith:

Nominees for Class II Directors

(a).	Suberna Shringla

(b).	Songzuo Xiang

2.	To ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2007, as set forth in the Company’s Notice of Meeting enclosed herewith.

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

A Issues	Hurray! Holding Co., Ltd.

	For	Against	Abstain

Resolution 1 (a)

Resolution l (b)

Resolution 2

Resolution 3	n/a	n/a	n/a

B Authorized Signatures • Sign Here· This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions· “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

2006 Annual Report

Exhibit 99.4

2006 Annual Report to Shareholders

As posted on the Company’s

corporate website at www.hurray.com

2006 Annual Report

2006 Annual Report

Company Profile

We are a leader in artist development, music production and offline distribution in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, and Secular Bird. We are also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

We distribute our wireless value-added services through mobile telecommunication networks controlled and operated by the two principal mobile operators in China, China Unicom and China Mobile, and two fixed-line network operators in China, China Telecom and China Netcom.

We market and promote our wireless value-added services through joint efforts with the mobile operators, as well as through direct advertising, Internet marketing alliances, and handset vendor partnerships. We also continue to explore other ways to effectively reach out to mobile users and market our services.

For music-related products such as ringtones, RBT, and MP3-quality truetone downloads or playbacks embedded in our SMS, IVR, RBT, WAP, MMS, Java™ or Internet services, besides our own music labels, we also license music rights from a number of international and domestic record companies directly or through their authorized representatives in China.

We design, develop, sell and support service provisioning and management software, called VASPro, which enables mobile operators to manage a variety of functions, related to the sale of 2.5G services by third party service providers through mobile operators’ WAP portals.

We also provide a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. The company has recently further expanded its reach through a new venture with Beijing TV Media, the new media channel of Beijing TV, to provide mobile interactive services for all Beijing TV programs.

For the year ended December 31, 2006, we had revenues of $69.9 million, an increase of 12.1% over revenues of $62.4 million for 2005. Our net income for 2006 was $5.8 million, a decrease from net income of $18.6 million for 2005. Music and game related revenues, representing revenues from our recorded music and our wireless value-added services with music and game content, were about 50% of total revenues for 2006. Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as direct media advertising, interactive media programs, Internet marketing alliances, and handset vendor partnerships reached approximately 89.4% of total revenue, or $62.5 million in 2006, compared with 89.9%, or $56.1 million in 2005.

2006 Annual Report

CEO Letter To Shareholders

July 20, 2007

Dear Shareholders,

2006 and the first half of 2007 were exceptional periods in Hurray!’s history. We now own interests in four music companies and have made remarkable progress toward becoming a leading digital music production and distribution house in China. We entered 2006 with business concentration and product differentiation issues in a challenging regulatory and operating environment, and we exited 2006 with fundamental improvement in our business in terms of balanced operator reach, expanded service platforms, diversified marketing and promotion channels, and differentiated products. In short, we have built a much more robust foundation for a long-term sustainable business.

Starting from 2006, the company has been focusing on the following strategic initiatives:

•	Further consolidating our music position in the industry to become a market leader;

•	Developing diversified products and services;

•	Building multi-channels for promotion and distribution to make us less dependent on the mobile operators in China;

•	Maintaining our market leadership in WAP service, and increasing our business in 2G products, such as SMS and IVR;

•	Exploring opportunities in TV programming and movie productions to enhance our content development strongly.

Throughout 2006, Hurray! has improved its revenue mix and fundamentally resolved its business concentration issues. This is reflected by our significant progress in the following areas:

•	Wireless value-added services (WVAS) revenues generated from the China Mobile, China Unicom, China Telecom and China Netcom were approximately 59%, 34%, 6% and 1%, respectively, in 2006.

•

WVAS revenues generated from operator-independent marketing, promotion and distribution such as direct media advertising, interactive media programs, Internet marketing alliances, and handset vendor partnerships reached approximately 40%, or $6 million, of total WVAS revenues for the first quarter of 2007, as compared with 29.0% or $4.2 million in the first quarter of 2006.

Hurray! has also taken significant steps in building and acquiring proprietary content and content development expertise in-house and through partnerships, focusing on music and mobile games. Specifically,

•

In November 2006, Hurray! announced the acquisition of a 30% interest in Beijing New Run Entertainment Co. Ltd., a leading independent record label and a pioneer of “grassroots music” in China, which has produced famous pop stars such as Pang Long, Nanhe Beidou, and Han Dong and recent top hits such as “Liang Zhi Hu Die (Two Butterflies)”, “Ni Shi Wo De Mei Gui (You Are My Rose)”.

2006 Annual Report

•

In March 2007, Hurray! announced the acquisition of a 65% interest in Beijing Secular Bird Culture and Art Development Center, a music production and offline music distribution record label in China, which has produced famous songs such as “Autumn Never Comes Back (Qiu Tian Bu Hui Lai)” and “Don’t Wanna Make You Cry” (Bu Xiang Rang Ni Ku).

•	In 2006, Hurray! signed up Yang Kun, Lin Xinru, Su Youpeng, Zhou Xun and Xie Na through Huayi Brothers Music, and signed up S.Wing and Ai Dai through Freeland Music.

•	In 2006, Hurray! released a series of new songs, including 23 albums, 7 EPs and 6 singles.

•	In 2006, Hurray! launched 47 new titles on China Mobile’s game portal, including “Explorer”, “Magma Millionaire in Shanghai”, “Sword of Fairy” and “Mice Love Rice”.

•	Total music related revenues from our recorded music and wireless value-added services music content were 50% of total content services revenues in 2006.

Hurray! plans to continue its strategy of developing proprietary content and diversifying distribution channels, while transforming itself into a leading entertainment content production and distribution house in China. The above-mentioned entertainment initiatives demonstrate not only our commitment to building the Hurray! brand name and our core competence in entertainment production and distribution, but also our drive to differentiate ourselves by offering mobile users in China what they truly want and are willing to pay for.

We thank you for your continued support.

Sincerely,

Qindai Wang
Chairman of the Board,
Chief Executive Officer

2006 Annual Report

Highlights in 2006

Highlight 1

In 2006, we were named one of the 50 Fastest Growing Technology Companies in China by Deloitte Touche Tohmatsu, with revenue growth of 169.75% over the past three years. In addition, we received an award of Commercial Establishment by Forbes.

Highlight 2

In March 2006, we featured the “Super Girl” – Jane Zhang in the release of a mobile game called “Explorer”, which is our first game to leverage our music resources. In October 2006, we released a mobile game featuring Huayi Brothers’s latest blockbuster movie “The Banquet”. In addition, “World of Heavy Mental”, one of our released games, was named 2006 Most Popular Mobile Game by Readers of Beijing Entertainment Messenger.

Highlight 3

We acquired a 30% equity interest in Beijing New Run Entertainment Co. Ltd., a pioneer in “grassroots music” in China. Many songs produced by New Run and its artists, such as “Liang Zhi Hu Die (Two Butterflies)” and “Ni Shi Wo De Mei Gui (You Are My Roses) “, were not only top hits in ringtones, ringback tones and full track downloads on mobile phones in China, but also ranked No.1 on Baidu’s music search platform and China Mobile’s wireless music board.

Highlight 4

We acquired a major interest in Beijing Secular Bird Culture and Art Development Center, a music production and offline music distribution record label in China. Many songs produced by Secular Bird and its artists, such as “Autumn Never Comes Back (Qiu Tian Bu Hui Lai)”, “Don’t Wanna Make You Cry” (Bu Xiang Rang Ni Ku) were top hits in ringtones, ringback tones and full track downloads on mobile and Internet platforms in China.

Highlight 5

In 2006, we became the official partner for MTV China to deliver wireless value added services to MTV audiences interactive with MTV programs. In 2007, we also established an exclusive partnership in developing and delivering wireless services enabling all Beijing TV’s channels and programs to interact with TV audiences.

Highlight 6

In 2006, we signed up Yang Kun, Lin Xinru, Su Youpeng, Zhou Xun and Xie Na through Huayi Brothers Music, and signed up S.Wing and Ai Dai through Freeland Music.

2006 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements, together with the notes thereto, included elsewhere in this annual report. Our audited historical consolidated financial statements have been prepared in accordance with U.S. GAAP.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are a leader in artist development, music production and offline distribution in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, and Secular Bird. We are also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the Internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Mobile and China Unicom. Many of our services are also available to users in China through our website. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Our 2G services revenues are derived from our SMS, IVR services and RBT services. Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from Java™ games and MMS. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

We achieved net income of $5.8 million for 2006, $18.6 million for 2005 and $17.2 million for 2004. For 2006, we generated $69.9 million in total revenues, compared to $62.4 million and $53.4 million for 2005 and 2004, respectively, representing an increase of 12.1 % and 16.7%, respectively. For 2006, 2G, 2.5G, recorded music and software and system integration services accounted for 46.6%, 42.8%, 8.9% and 1.7% of our revenues, respectively, compared to 32.3%, 57.6%, nil and 10.1% in 2005 and 28.0%, 52.8%, nil and 19.2% in 2004. The increase in total revenues was driven by growth in demand for 2G services and music and music-related services in 2006. Our sales of services through China Mobile’s networks also increased significantly in 2004, 2005 and 2006 compared to prior years. In 2006, the increase in revenues from wireless value-added services and music and music-related services was offset in part by a decline in software and system integration services revenues due primarily to delays in entering into new contracts for those items as China Unicom delayed expanding capacity or building its 2.5G and 3G networks.

2006 Annual Report

We had retained earnings of $45.7 million, $39.9 million and $21.3 million as of December 31, 2006, 2005 and 2004, respectively

Recent Developments

As part of our ongoing strategy to establish a significant presence in the music development, production and distribution business in China and enhance our proprietary music library we acquired majority interests in two music companies, Huayi Brothers Music and Freeland Music, at the end of December 2005 and at the beginning of January 2006 respectively, and we have continued to expand our music business through acquisitions. In November 2006, we entered into agreements to acquire 30% of the equity interest in New Run, which is a leading independent record label in China. We paid a total of $2.25 million in cash for such acquisition of New Run’s equity, which consideration is subject to adjustments based on the financial performance of New Run’s business in the one-year period following the closing of the acquisition. The acquisition was completed in April 2007.

In March 2007, we entered into agreements to acquire a 65% equity interest in Secular Bird, which is an up-and-coming independent label in China. We paid a total of $346,000 in cash for the 65% interest, which is subject to adjustments based on the financial performance of Secular Bird during the one-year period following the closing of the acquisition. The acquisition was completed in June 2007.

In order to strengthen our wireless value-added services development, in February 2007, we agreed to acquire 100% of the equity interest in Shanghai Saiyu, a provider of wireless value-added services in China, for a cash consideration of US$3.1 million.

To further expand customer reach and diversify marketing, promotion and distribution channels, we entered into agreement with Beijing TV Media Co., Ltd.(“BTVM”) to establish an equity joint venture for the development and delivery of mobile interactive services to the audience of China Beijing TV Station (“BTV”)’s audience. BTVM is BTV’s wholly owned subsidiary which owns the exclusive right of mobile interactive services in addition to other new media rights for BTV’s national satellite channel and 12 local channels.

Our 30% share of the results of New Run will be equity accounted in our financial statements starting from April 1, 2007. The results of Secular Bird are expected to be consolidated into our financial statements starting from the second quarter of 2007 and the results of our project with BTVM are expected to be incorporated in our financial statements starting from the third quarter of 2007.

Factors Affecting Results of Operations and Financial Condition

The major factors affecting our results of operations and financial condition include:

•

Changes in Mobile Operator Policies or the Manner in Which They are Enforced. Despite the long term growth potential of the wireless value added services market in China, the single most important factor affecting our business results since 2005 are the changes in mobile operator policies or the manner in which they are enforced. The policies and procedures adopted by China Mobile and China Unicom regarding content type, marketing and promotion, billing and collection, revenue share, customer service, and other aspects of the wireless value-added services significantly affect the industry as a whole and our business in particular. Such policy changes and their manner of enforcement have been frequent and unpredictable for the past two years and have caused our revenues to be volatile. For example, in addition to the sanction of Beijing Network by China Mobile in January 2006 for improper promotion of one of its WAP services, as part of China Unicom’s efforts to improve customer service, it imposed a one-time fine on Hurray! Solutions, one of our affiliated operating companies providing SMS services, of approximately RMB5.7 million ($0.7 million) for improperly delivering one of its SMS services to users. In April 2006, China Unicom imposed a fine of RMB3.0 million ($0.4 million) on our affiliated Chinese entity, Beijing Hutong for violation a China Unicom billing policy with respect to one of its WAP services. Further changes in their policies or in their implementation by the mobile operators could adversely affect our business and financial condition.

2006 Annual Report

•

Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. Our 2G services, represented 75.9% of our total wireless value-added services revenues in 2003, all of which were derived from our SMS services. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. We subsequently launched our IVR services in 2004 and RBT services in 2005. Since the launch of these 2G and 2.5G services, we have experienced significant growth in revenues from these services. SMS continues to generate a large portion of our revenues, as slower than expected growth in China Unicom’s WAP user base and new policies implemented by the mobile operators in 2006 had a negative impact on 2006 revenues from certain of our services, particularly our 2.5G services. Our 2.5G services, primarily WAP services but also including MMS and Java™, represented 64.1% and 47.9% of our total wireless value-added services revenue for 2005 and 2006. Our IVR services represented 15.2% and 17.3% of our total wireless value-added services revenue for 2005 and 2006. Our RBT services represented 1.6% and 5.4% of our total wireless value-added services revenue for 2005 and 2006. Although, we have been adversely affected by the slower than expected growth of China Unicom’s WAP services and the delay in the launch of 3G networks, we continue to believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

•

Positioning of Our Services on the WAP Portals of China Mobile and China Unicom. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks, but also our ability to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators’ WAP portals so that users see our services first when opening the service menus. However, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all of Beijing Network’s WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms (including SMS, IVR, RBT, WAP, MMS, and Java™) by Beijing Network and joint promotions with Beijing Network. We believe that such actions may have negatively affected our WAP revenues for at least the first two quarters of 2006, although the actual effect is difficult to quantify. The sanction relating to downgrading Beijing Network’s WAP services to the bottom of China Mobile’s menus is no longer in effect

•

Network Service Agreements with China Mobile and China Unicom. Our results of operations are dependent on the terms of network service agreements with China Mobile and China Unicom and the manner in which the mobile operators implement these agreements. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

•

Taxes. Our subsidiary, Hurray! Times, is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions and certain of other variable interest entities in China, have obtained approval from the Chinese government authorities to be classified as “high technology” companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements and the potential affect on us of the new enterprise income tax law recently adopted in the PRC, see “— Taxation” below.

2006 Annual Report

•

Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software. China Unicom and 12 of its provincial offices that have their own local WAP portals, use our VASPro services provisioning and management software. China Mobile, the other principal mobile operator in China purchases this kind of software from its own subsidiary. Therefore, it is unlikely that China Mobile would be a customer for our VASPro software and services in the foreseeable future. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom’s WAP user base. The rate of growth of such user base declined, however, in 2005 and 2006, causing China Unicom to delay expanding the capacity of its 2.5G networks. We cannot predict if or at what pace China Unicom will expand its 2.5G networks or build out 3G networks in future periods. We are also pursuing sales of our software to new customers in China, such as China Telecom and China Netcom. For example, we have begun developing carrier management software which is 3G-compatible and are currently conducting trials with China Telecom to support its future 3G portals. However, we have not yet developed close relationships with China Telecom and China Netcom.

•

Billing and Transmission Failures. We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 0.5% to 9.1% of the total billable messages which are reflected in our internal records during 2006. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2.0% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

•

Acquisitions and Strategic Investments. Selective acquisitions and strategic investments, such as the ones described under the heading “Recent Developments” above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully operate our music development, production and distribution business, with which we have relatively limited experience.

•

Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling and minority stakes in Huayi Brothers Music, Freeland Music, New Run and Secular Bird, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business, and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our affiliated music companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our affiliated music companies.

Revenues

We derive our revenues from our primary operating segments: wireless value-added services (“WVAS”), recorded music and software and system integration services. Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

2006 Annual Report

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2005		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
2G services	$32,571	46.6%	$20,131	32.3%	$14,946	28.0%
2.5G services	29,941	42.8	35,932	57.6	28,227	52.8

Subtotal of WVAS	$62,512	89.4%	$56,063	89.9%	$43,173	80.8%

Recorded music	6,203	8.9	—	—	—	—
Software and system integration services	1,177	1.7	6,312	10.1	10,267	19.2

Total revenues	$69,892	100.0%	$62,375	100.0%	$53,440	100.0%

The following tables show our 2G and 2.5G revenues for 2006, 2005 and 2004 by product and mobile operator (including Personal Handy-phone System, or PHS, operators). In 2004, we had no sales through the PHS networks of China Telecom and China Netcom.

	For the Year Ended December 31, 2006
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)
SMS	$11.3	$5.7	$—	$0.1	$17.1
IVR	5.2	2.5	2.5	0.6	10.8
RBT	2.0	1.3	1.4	—	4.7

2G Revenues	18.5	9.5	3.9	0.7	32.6

WAP	10.4	11.1	—	—	21.5
MMS	3.5	0.5	—	—	4.0
Java™	4.4	—	—	—	4.4

2.5G revenues	18.3	11.6	—	—	29.9

Total	$36.8	$21.1	$3.9	$0.7	$62.5

	For the Year Ended December 31, 2005
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)
SMS	$2.0	$8.6	$—	$—	$10.6
IVR	4.8	2.9	0.7	0.2	8.6
RBT	0.5	0.4	—	—	0.9

2G Revenues	7.3	11.9	0.7	0.2	20.1

WAP	10.2	24.1	—	—	34.3
MMS	1.5	0.2	—	—	1.7
Java™	—	—	—	—	—

2.5G revenues	11.7	24.3	—	—	36.0

Total	$19.0	$36.2	$0.7	$0.2	$56.1

2006 Annual Report

	For the Year Ended December 31, 2004
	China Mobile	China Unicom	Total
	(in millions of U.S. dollars)
SMS	$4.0	$9.7	$13.7
IVR	—	1.3	1.3
RBT	—	—	—

2G Revenues	4.0	11.0	15.0

WAP	5.5	22.7	28.2
MMS	—	—	—
Java™	—	—	—

2.5G revenues	5.5	22.7	28.2

Total	$9.5	$33.7	$43.2

2G and 2.5G services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through China Unicom’s and China Mobile’s networks. In 2005, we also commenced offering certain of our services through the networks of China Telecom and China Netcom, as part of our strategy to diversify our operator reach. 2G SMS and 2.5G WAP services have historically been our primary source of revenues. As part of our strategy begun in 2005 to expand our wireless value added services platforms, our sales in 2006 of 2G IVR, 2G RBT, 2.5G MMS, and 2.5 G Java™ increased by 25.9%, 274.4%, 136% and 100%, respectively as compared with 2005. We expect that sales of our 2G IVR and RBT services and our 2.5G MMS and Java™ services will continue to grow and account for larger percentages of our total revenues.

Recorded Music. Our recorded music revenues are derived from artist development, music production, offline music distribution, and online music distribution through wireless value-added services and the Internet, which accounted for approximately 8.9% of our total revenues in 2006.

Software and system integration services. Our revenues from these services have been derived from the design, development, licensing fees, hardware installation and after-sale support of our VASPro services provisioning and management software, which has been purchased by China Unicom and 12 of its provincial offices. We deliver these services under a small number of relatively high value contracts. The revenues from these contracts are recognized based on the percentage of completed contractual obligations. Since a large part of certain projects often relates to third party hardware and software, the timing of their delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. However, those fluctuations do not significantly affect our gross profits because hardware-related revenues approximate the costs of such revenues. See “— Critical Accounting Policies.” We have focused on providing our own software and services in an effort to minimize third-party hardware and software pass-through sales.

2006 Annual Report

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Cost of Revenues:
2G services	$24,615	$13,714	$7,050
2.5G services	16,057	14,921	11,003

Subtotal of WVAS	$40,672	$28,635	$18,053

Recorded music	3,553	—	—
Software and system integration services	946	1,302	6,277

Total cost of revenues	$45,171	$29,937	$24,330

2G and 2.5G services. The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.

Recorded Music. Cost of revenues for our recorded music includes producing CD masters, artist and songwriter royalties, advertising and royalties payable to other parties for the use of their work.

Software and system integration services. Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits:
2G services	$7,956	$6,417	$7,896
2.5G services	13,884	21,011	17,224

Subtotal of WVAS	$21,840	$27,428	$25,120

Recorded music	2,650	—	—
Software and system integration services	231	5,010	3,990

Total gross profits	$24,721	$32,438	$29,110

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profit Margin:
2G services	24.4%	31.9%	52.8%
2.5G services	46.4	58.5	61.0

Subtotal of WVAS	34.9%	48.9%	58.2%

Recorded music	42.7	—	—
Software and system integration services	19.6	79.4	38.9

Total gross profit margin	35.4%	52.0%	54.5%

2006 Annual Report

The gross profit margins for our 2G and 2.5G services declined in 2006 compared to 2005 due to increased costs associated with establishing operator independent marketing, promotion and distribution channels, and higher revenue share costs paid to operators and content partners

The gross profit margins for software and system integration services have varied significantly between 2004, 2005 and 2006. This variance is primarily attributable to our delivery of more third party hardware and software in 2006 and 2005, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 56.7% of the total contract value of our software system and integration services, or 44.1%, 13.4% and 91.0% of our total revenues from software and systems integration services in 2006, 2005 and 2004, respectively. In 2006 and 2005, we significantly minimized the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2005		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses (including stock-based compensation expense of $80, $5 and $60 for the years ended December 31, 2006, 2005 and 2004, respectively)	$2,629	3.8%	$2,537	4.1%	$2,306	4.3%
Selling and marketing expenses (including stock-based compensation expense of $346, $10 and $221 for the years ended December 31, 2006, 2005 and 2004, respectively)	11,893	17.0	9,797	15.7	7,433	13.9
General and administrative expenses (including stock-based compensation expense of $118, $23 and $nil for the years ended December 31, 2006, 2005 and 2004, respectively)	6,765	9.7	3,484	5.6	1,821	3.4
In-process research and development	—	—	—	—	36	0.1

Total operating expenses	$21,287	30.5%	$15,818	25.4%	$11,596	21.7%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2G and 2.5G services and improving and updating our services provisioning and management software. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.

2006 Annual Report

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China. We expect that our selling and marketing expenses will continue to increase in future periods as we expand our music business and increasingly use stock-based compensation to reward our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses primarily consist of stock-based compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses, expenses related to depreciation of equipment for general corporate purposes and expenses related to amortization of intangible assets from our acquisition.

We lease bandwidth from mobile operators’ provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.

We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods and incur additional administrative expenses from our newly acquired companies, New Run, Shanghai Saiyu and Secular Bird. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services.

Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs over the requisite service period which is generally the vesting period.

For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25. Accordingly, we recognized stock-based compensation expense only when options were granted with a discounted exercise price. The stock-based compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options. Due to the adoption of SFAS 123(R) in 2006, the stock- based compensation expenses prior to and after January 1, 2006 are therefore not comparable.

On December 20, 2005, we accelerated the vesting of all outstanding stock options that would otherwise have been unvested at December 31, 2005. We implemented this acceleration in order to reduce the stock-based compensation expense that would have been incurred by our company if such options continued to vest after January 1, 2006, which is the date that the SFAS 123(R) became effective. This new accounting standard requires that all share-based payments to employees, including grants of stock options, be recognized in our financial statements based on their fair values. In connection with the acceleration of such options, we recorded compensation expense of approximately $17,000 which was included in the 2005 total stock-based compensation cost.

On February 7, 2006, Hurray! granted 330,000 ADSs, equal to 33,000,000 restricted shares, in lieu of stock options, to certain employees pursuant to its 2004 Share Incentive Plan (the “2004 Plan”). This resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date.

2006 Annual Report

On June 20, 2006, Hurray! granted 75,000 ADSs, equal to 7,500,000 restricted shares to certain employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over 33 months. The stock-based compensation expense was $543,557 in 2006.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

2G and 2.5G services. Our revenues are primarily derived from the sale of 2G and 2.5G services to our customers delivered over China Unicom’s and China Mobile’s mobile telecommunications networks. Fees for these services are established by an agreement with the mobile operators and indicated in the message received on the mobile phone.

Our services are delivered to users through the mobile telecommunication networks of the mobile operators, and we rely upon them to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions and subscriptions of our services, which we then compare to the confirmations received from the mobile operators. Generally within 15 to 30 days after the end of each month, a statement from the mobile operators confirming the value of the 2G and 2.5G services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile operators for these services, net of their service fees, network fees and applicable business taxes.

We initially ascertain the value of the 2G and 2.5G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G and 2.5G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators.

We evaluate our network service agreements with the mobile operators to determine whether to recognize our revenues gross or net of the fees charged by the mobile operators. Pursuant to applicable accounting standards, our determination is based upon an assessment of whether we act as a principal or agent when providing the services to our mobile operators. We have concluded that we act as a principal and therefore we recognize revenue for the gross amounts billed to our mobile phone customers. Factors that we believe support our conclusion are as follows:

•	We have latitude in establishing prices within ranges prescribed by the mobile operators;

•	We determine the specifications of the services we will be rendering;

•	We have the ability to control the selection of our content suppliers; and

•	We assume the risk of non-payment by customers.

2006 Annual Report

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will usually not pay us if users of our services do not pay them and they will not pay us if users do not receive the services due to billing or transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.

Recorded Music. Through the acquisition of Huayi Brothers Music and Freeland Music at the end of 2005 and the beginning of 2006, respectively, we entered the business of artist development, music production, offline music distribution, and online distribution through wireless value-added services and the Internet. Our recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.

Our affiliated music companies generate revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale distribution of the CDs. Our affiliated music companies incur costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters, volume CD productions and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as an expense over the revenue generating period, typically within one year.

Software and System Integration. We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Historically, since a large part of the cost of certain projects related to third party software and hardware, the timing of such software and hardware delivery caused our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $0.5 million, $0.8 million and $5.8 million, and cost of such revenues of $0.5 million, $0.8 million and $5.8 million in 2006, 2005 and 2004, respectively. Because third party software and hardware-related revenues approximate the costs of those items, our gross profit margins on such revenues were nominal in 2006, 2005 and 2004. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options.

Prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25, we did not record deferred stock-based compensation cost for employee stock option grants as the deemed fair value of our ordinary shares for accounting purposes is lower than or equal to the option exercise price on the measurement date. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our American Depositary Shares on The Nasdaq Global Market.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs over the requisite service period which is generally the vesting period.

2006 Annual Report

In 2006, we granted restricted purchase share awards, in lieu of stock options, under Hurray’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management. The fair market value of restricted share is determined by the market value of unrestricted shares.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2004, 2005 and 2006 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our revenues increased 12.1% to $69.9 million in 2006 from $62.4 million in 2005. This increase was primarily due to an increase in revenues from our 2G services and revenues from the affiliated music companies which were consolidated into our financial statements in 2006.

2G Services. Revenues from our 2G services increased 61.8% to $32.6 million for 2006 from $20.1 million for 2005, primarily due to the growth in the market for SMS, IVR and RBT services. SMS revenues were $17.1 million in 2006, an increase of 61.2% from $10.6 million for 2005. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities that were independent of the mobile operators which contributed to our increased SMS revenues in 2006. IVR revenues were $10.8 million in 2006, an increase of 25.9% from $8.6 million for 2005. RBT revenues were $3.4 million in 2006, a significant increase over $0.9 million for 2005.

2.5G Services. Revenues from our 2.5G services decreased 16.7% to $29.9 million for 2006 from $35.9 million for 2005, primarily due to a decrease in WAP revenues. Total WAP revenues were $21.5 million for 2006, a decrease of 37.0% over 2005. This decrease was primarily due to decreased sales on the WAP portals of China Unicom as result of declines in Unicom’s active CDMA and WAP user declined and new policies of mandatory free trial periods and double reminders for subscription based services. WAP revenues generated through China Unicom’s WAP portals were $11.1 million in 2006, a decrease of 53.6% as compared with $24.1 million for 2005. MMS revenues, predominantly from China Mobile’s users, were $4.0 million, a significant increase over $1.7 million for 2005. Revenues from Java™ services were $4.4 million in 2006 compared with an insignificant amount in 2005, due primarily to revenues generated by Shanghai Magma following our acquisition of such company in 2005.

Recorded Music. Recorded music revenues, which became a new business line for us in 2006, were $6.2 million in 2006, accounting for 8.9% of total revenues in 2006. We expect to derive an increasing amount of total revenues from recorded music for at least the near term.

Software and System Integration Services. Revenues from our software and system integration services declined 81.4% to $1.2 million for 2006 from $6.3 million for 2005. The decline in 2006 of such revenue was due primarily to a delay in China Unicom’s build-out of its 2.5G and 3G networks in 2006.

Cost of Revenues. Our cost of revenues increased 50.9% to $45.2 million in 2006 from $29.9 million in 2005 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services and our new recorded music business. This increase was offset in part by a decline in costs associated with our software and system integration services.

2G Services. Our cost of 2G services increased 79.5% to $24.6 million for 2006 from $13.7 million for 2005. This increase resulted primarily from increased costs incurred to promote our 2G services through channels which are independent of the mobile operators, including mobile handset partnerships, Internet marketing alliances and direct advertising. It also resulted from increased

2006 Annual Report

levels of service and network fees corresponding to the growth in sales of 2G services in 2006 compared to 2005, a RMB5.7 million ($0.7 million) fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

2.5G Services. Our cost of 2.5G services increased 7.6% to $16.1 million for 2006 from $14.9 million for 2005, due primarily to increased service and network fees of our 2.5G services in 2006 compared to 2005, the cost incurred to promote our MMS services through channels independent of the mobile operators, and a RMB3.0 million ($0.4 million) fine imposed on Beijing Hutong by China Unicom for violating a China Unicom billing policy by one of its WAP services.

Software and System Integration Services. Our cost of software and system integration services decreased significantly to $0.9 million for 2006 from $1.3 million for 2005, due primarily to decreased sales of third party hardware and software.

Gross Profits. Our gross profits decreased 23.8% to $24.7 million for 2006 from $32.4 million for 2005, mainly due to the decreased profits from 2.5G services and, to a lesser extent, from software and system integration services. Our gross profit margins decreased to 35.4% for 2006 from 52.0% for 2005, due primarily to decreased margins for 2.5G services, which mainly resulted from new policies mandating free trial periods and double confirmation reminders for subscription based services and increased marketing, promotion and distributions costs related to WAP services This decrease was also due, to a lesser extent, to the lower gross profit margins for our software and system integration services as a result of a delay in China Unicom’s build-out of its 2.5G and 3G networks in 2006.

Operating Expenses. Operating expenses increased 34.6% to $21.3 million for 2006 from $15.8 million for 2005, due primarily to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma.

Product Development Expenses. Our product development expenses increased slightly to $2.6 million in 2006 from $2.5 million in 2005.

Selling and Marketing Expenses. Our selling and marketing expenses increased 21.4% to $11.9 million in 2006 from $9.8 million in 2005. This increase was primarily due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and increased use of stock-based compensation in 2006 to reward our sales and marketing personnel, which created stock-based compensation expense allocable to selling and marketing expenses.

General and Administrative Expenses. Our general and administrative expenses increased 94.2% to $6.8 million in 2006 from $3.5 million in 2005. This increase was mainly due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and to lesser extent, increased rental expenses, bad debt expenses and amortization expenses of intangible assets

Income from Operations. As a result of the foregoing, income from operations decreased to $3.4 million for 2006 from $16.6 million for 2005.

Interest Income and expense. Interest income was $2.6 million for 2006, compared to $1.4 million for 2005. This increase was mainly due to the interest rates increase in 2006 and increased collections from our customers. Interest expense increased to $45,000 for 2006 from $27,000 in 2005.

Other Income. Other income, primarily government tax rebates, was $0.5 and $1.0 million in 2006 and 2005, respectively.

Income Taxes. Income taxes were $0.1 million in 2006 and $0.4 million in 2005 resulting from the lower level of profitability in 2006 compared to 2005.

Net Income. As a result of the foregoing, net income decreased 68.8% to $5.8 million for 2006 from $18.6 million for 2005.

2006 Annual Report

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $5.8 million in 2006, compared to $18.6 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 16.7% to $62.4 million in 2005 from $53.4 million in 2004. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, an increase in revenues from our 2G services.

2G Services. Revenues from our 2G services increased 34.7% to $20.1 million for 2005 from $14.9 million for 2004, primarily due to the growth in the market for IVR and RBT services. SMS revenues were $10.6 million, a decline of 22.4% from $13.7 million for 2004. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities which were independent of the mobile operators. IVR revenues were $8.6 million, a significant increase over $1.3 million for 2004 (the year in which such services were introduced). RBT revenues were $0.9 million for 2005, as compared with nil for 2004.

2.5G Services. Revenues from our 2.5G services increased 27.3% to $35.9 million for 2005 from $28.2 million for 2004, primarily due to an increase in WAP revenues. Total WAP revenues were $34.3 million for 2005, an increase of 21.2% over 2004. This increase was primarily due to increased sales on the WAP portals of China Mobile and, to a lesser extent, of China Unicom. WAP revenues generated through China Unicom’s WAP portals were $24.1 million, an increase of 5.4% as compared with $22.7 million for 2004. WAP revenues generated through China Mobile’s WAP portals were $10.2 million, an increase of 88.7% as compared with $5.5 million for 2004. MMS revenues, predominantly from China Mobile’s users, were $1.7 million for 2005, as compared with nil for 2004. Revenues from Java™ services remained insignificant in 2005.

Software and System Integration Services. Revenues from our software and system integration services declined 38.5% to $6.3 million for 2005 from $10.3 million for 2004. The decline in 2005 of such revenue is due primarily to our strategy to minimize revenues from third-party hardware sold on a no-margin, pass-through basis.

Cost of Revenues. Our cost of revenues increased 23.0% to $29.9 million in 2005 from $24.3 million in 2004 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services. This increase was offset in part by a decline of costs associated with our software and system integration services.

2G Services. Our cost of 2G services increased 94.5% to $13.7 million for 2005 from $7.0 million for 2004. This increase resulted primarily from increased costs incurred to promote our 2G services through channels which are independent of the mobile operators, including mobile handset partnerships, Internet marketing alliances and direct advertising. It also resulted from increased levels of service and network fees corresponding to the growth in sales of 2G services in 2005 compared to 2004 and a $0.7 million fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

2.5G Services. Our cost of 2.5G services increased 35.6% to $14.9 million for 2005 from $11.0 million for 2004, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2005 compared to 2004 and the cost incurred to promote our MMS services through channels independent of the mobile operators.

Software and System Integration Services. Our cost of software and system integration services decreased significantly to $1.3 million for 2005 from $6.3 million for 2004, due primarily to decreased sales of third party hardware and software.

Gross Profits. Our gross profits increased 11.4% to $32.4 million for 2005 from $29.1 million for 2004, reflecting increased profits from all our business segments. Our gross profit margins decreased to 52.0% for 2005 from 54.5% for 2004, due primarily to decreased margins for 2G services, which mainly resulted from increased marketing, promotion and distributions costs. This decrease was also due, to a lesser extent, to lower gross profit margins for our 2.5G services as a result of higher third party content revenue

2006 Annual Report

sharing cost and increased revenues from lower gross margin MMS services. This decrease in gross profit margins in 2005 was offset in part by increased gross profit margins for software and system integration services due to reduced third-party hardware pass-through sales.

Operating Expenses. Operating expenses increased 36.4% to $15.8 million for 2005 from $11.6 million for 2004, due primarily to increases in stock-based compensation expense. The increase in stock-based compensation expense resulted primarily from increased headcount as our company implemented various strategic initiatives in 2005.

Product Development Expenses. Our product development expenses increased slightly to $2.5 million in 2005 from $2.3 million in 2004.

Selling and Marketing Expenses. Our selling and marketing expenses increased 31.8% to $9.8 million in 2005 from $7.4 million in 2004. This increase was primarily due to an increase in staff costs related to increased headcount (from 282 to 387) to accommodate the growth and expansion of different marketing, promotion and distribution channels.

General and Administrative Expenses. Our general and administrative expenses increased 91.3% to $3.5 million in 2005 from $1.8 million in 2004. This increase mainly reflects increased professional services fees.

Income from Operations. As a result of the foregoing, income from operations decreased to $16.6 million for 2005 from $17.5 million for 2004.

Interest Income and expense. Interest income was $1.4 million for 2005, compared to $38,000 for 2004. The interest income for 2005 represented interest earned on the proceeds of our initial public offering in February 2005. Interest expense decreased to $27,000 for 2005 from $0.3 million in 2004.

Other Income. Other income, primarily government tax rebates, was $1.0 million in 2005. There was no such income for 2004.

Income Taxes. Income taxes were $0.4 million in 2005 principally as a result of increased tax rates as certain affiliates were no longer eligible for a full tax exemption. There were no income taxes in 2004.

Net Income. As a result of the foregoing, net income increased 8.0% to $18.6 million for 2005 from $17.2 million for 2004.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $18.6 million in 2005, compared to $17.2 million in 2004.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$17,894	$14,042	$15,822
Net cash used in investing activities	(15,415)	(6,653)	(17,160)
Net cash (used in) provided by (financing activities	(4,399)	59,305	(1,104)

Net (decrease) increase in cash and cash equivalents	$(1,920)	$66,694	$(2,442)

Our net cash provided by operating activities in 2006 was $17.9 million. This was primarily attributable to our net income of $5.8 million, as adjusted for an add-back of $3.5 million in depreciation and amortization, $5.5 million decrease in accounts

2006 Annual Report

receivable and $3.1 million decrease in prepaid expenses and other current assets. Our net cash provided by operating activities in 2005 was $14.0 million. This was primarily attributable to our net income of $18.6 million, as adjusted for an add-back of $1.9 million in depreciation and amortization as a non-cash item, which was offset in part by a $5.8 million increase in accounts receivable. Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million increase in accounts receivable.

Net accounts receivable increased from $11.9 million as of December 31, 2004 to $18.1 million as of December 31, 2005 and declined to $13.4 million as of December 31, 2006. The increase from 2004 to 2005 is primarily due to an amount due from one customer who was granted extended credit terms during the year; the amount was fully settled subsequently. The decrease from 2005 to 2006 is primarily due to a significant improvement in collections from the mobile operators, mainly from China Unicom. The average collection time for our accounts receivable from 2G and 2.5G services was 55 days in 2004, increasing to 81 days in 2005 and decreasing to 75 days in 2006. The average collection time for our accounts receivable from software and system integrations services increased from 114 days in 2004 to 141 days in 2005 and increased to 600 days in 2006.

Net cash used in investing activities was $15.4 million in 2006, of which $12.6 million was used in the acquisition of equity interests in Huayi Brothers Music, Freeland Music and Shanghai Magma. Net cash used in investing activities was $6.7 million in 2005, of which $2.9 million was used in the acquisition of an equity interest of Huayi Brothers Music and $1.1 million was a prepayment for the acquisition of an equity interest of Freeland Music and Shanghai Magma. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2006, 2005 and 2004 were $1.0 million, $1.3 million and $1.9 million, respectively. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in millions of U.S. dollars)
Capital expenditures	$1.0	$1.3	$1.9
Capital divestitures	—	—	—

Net cash used in financing activities was $4.4 million for 2006, mainly due to the 79,260,000 ordinary shares repurchased and cancelled by us under our stock repurchase program in 2006 with a total cost of $5.0 million. Net cash provided by financing activities was $59.3 million for 2005, mainly reflecting the proceeds from our initial public offering. Net cash used in financing activities was $1.1 million for 2004, mainly reflecting repayments of our short-term loans.

We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically used derivative instruments to hedge market risks.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in New Run, Shanghai Saiyu and Secular Bird will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

2006 Annual Report

Indebtedness

As of December 31, 2006, other than a remaining payment for the acquisition of Shanghai Magma of $5.8 million due in December 2007 we did not have any indebtedness or any material debt securities or material mortgages or liens. In addition, as of December 31, 2006, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in Huayi Brothers Music, Freeland Music, New Run, Shanghai Saiyu, and Secular Bird, as discussed under “Tabular Disclosure of Contractual Obligations” below.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 206:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating lease commitments	$4,711	$1,868	$2,843	$—	$—
Other contractual commitments*	614	204	410	—	—

Total contractual obligations	$5,325	$2,072	$3,253	$—	$—

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.

The agreements entered into in connection with our acquisitions and strategic investments described above under the heading “Recent Developments” include earn-out provisions pursuant to which the sellers will become entitled to additional consideration, which may be material and may in certain circumstances include either cash or additional equity interests, if the relevant business achieves specified performance measures.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our

2006 Annual Report

affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline.

Between 2000 and 2006, the exchange rate between Renminbi and U.S. dollars has varied by less than 5.7%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2006 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2006, our net asset value, as presented in U.S. dollars, would have been reduced by $516,029 and $2,481,853, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $526,454 and $2,743,101, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

2006 Annual Report

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 1.3%, 1.8% and 3.9% in 2006, 2005 and 2004, respectively.

Taxation

Hurray! is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are currently governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable interest entities are generally subject to enterprise income tax at a statutory rate of 33%, which comprises of a 30% national income tax and a 3% local income tax.

Some of Hurray’s subsidiaries and variable interest entities qualify as “high technology” enterprises, and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, Beijing Network and Beijing Palmsky, 2004 for Beijing Hutong, 2001 for Shanghai Magma and 2006 for Hurray! Digital Music and Freeland Music. Huayi Brothers Music is classified as a “new enterprise” and, accordingly, enjoys an exemption from both national and local enterprise income tax in 2005. It will be subject to a 30.0% national enterprise income tax and 3.0% local enterprise income tax thereafter. Hengji Weiye is subject to a 15% enterprise income tax.

In addition, Hurray’s subsidiaries in the PRC are “foreign invested enterprises,” and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, we were not subject to any current income tax expense in 2004 and 2003.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are currently exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax. Our recorded music services revenues are subject to a 5% tax for royalties and advertising revenues and a 17% tax for revenues from the sale of CDs. Our software and system integration services revenues are subject to a 17% value-added tax. Companies that develop their own software and register the software with the relevant authorities in China are generally entitled to a value-added tax rebate of 14%. Any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $3.7 million and $3.6 million as of December 31, 2006 and 2005, respectively, for enterprise income tax purposes, which will expire by 2010. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.6 million and $0.4 million as of December 31, 2006 and 2005, respectively. In 2005, we conclude that Hurray! Solutions and other affiliated Chinese entities will not record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses. As a result, we established a valuation allowance for the full amount of these deferred tax assets. In 2006, we expected some of the affiliated Chinese entities will record sufficient net income within the carryforward period to realize the tax benefit of these past net losses, and the valuation allowance in respect of such deferred tax assets will be reduced accordingly.

2006 Annual Report

Hurray! Technologies (HK) Ltd., (“Hurray! Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Tax Reform

At the Fifth Session of the Tenth National People’s Congress in March 2007, the NPC approved the draft Enterprise Income Tax Law of the People’s Republic of China (the “new tax law”). The new tax law was passed to achieve unification of income tax law applicable to both domestic and foreign-funded enterprises. The key elements of the new tax law include the following:

(i)	A new corporate income tax rate of 25% will be applicable to both domestic and foreign-invested enterprises.

(ii)	An enterprise established offshore but having its management organ in the PRC will be deemed as a “resident enterprise”, which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government.

(iii)	Foreign investors are not expressly exempted from the income tax on their dividend from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law.

(iv)	Enterprises which are currently entitled to a lower income tax rate for a fixed term will continue to enjoy the preferential tax treatment until the expiration of such fixed term.

(v)	Preferential income tax rates will continue to be provided for the promotion of technological innovation and progress, encouragement of infrastructure construction, and environmental protection and energy conservation, among other things. A preferential income tax rate of 15% will continue to be made available to hi-tech enterprises receiving priority support from the State. In addition, the new law will provide a grandfather period of five years to enterprises currently enjoying an income tax rate of 15% or 24% after the new tax law becomes effective in 2008.

(vi)	The new tax law unifies the policy for expenditure deduction and defines the scope of nondeductible expenditures. Further, it makes unified provisions for the deduction of expenditures related to an enterprise’s fixed assets, intangibles, long-term prepaid expenses, and investment assets and inventory.

We are currently monitoring and assessing the impact of the new tax law on our tax position as it is expected that the State Council will make available the detailed regulations for the implementation of the new tax law in the coming months. The new tax law will become effective in January 2008.

Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

2006 Annual Report

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EIFT 06-03 to have a material impact on its consolidated results of operations and financial condition.

2006 Annual Report

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD.

2006 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hurray! Holding Co., Ltd.

Beijing, China

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006, 2005 and 2004, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2006 and 2005 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

June 8, 2007

2006 Annual Report

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$74,596,978	$75,958,964
Accounts receivable, net of allowance of $284,402 and $15,167 as of December 31, 2006 and 2005, respectively	13,449,419	18,089,063
Prepaid expenses and other current assets	2,700,704	1,858,999
Amount due from related parties	167,464	—
Inventories	177,926	437,493
Current deferred tax assets	295,755	—

Total current assets	91,388,246	96,344,519
Property and equipment, net	1,954,201	2,536,349
Acquired intangible assets, net	6,023,183	3,311,561
Goodwill	39,621,494	23,868,743
Deposits and other long-term assets	632,494	1,501,970
Non-current deferred tax assets	370,781	139,829

Total assets	$139,990,399	$127,702,971

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,680,913	$3,730,884
Acquisitions payable	5,832,464	154,197
Accrued expenses and other current liabilities	2,613,313	3,210,232
Amount due to related parties	321	202,276
Income tax payable	488,639	90,308
Current deferred tax liabilities	344,802	248,455

Total current liabilities	12,960,452	7,636,352

Non-current deferred tax liabilities	850,734	842,824

Total liabilities	$13,811,186	$8,479,176

Commitments and contingencies (Note 20)
Minority interests	3,359,193	604,764

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,162,031,740 and 2,229,754,340 shares issued and outstanding as of December 31, 2006 and 2005, respectively)	108,102	111,488
Additional paid-in capital	73,608,117	77,335,532
Retained earnings	45,702,452	39,898,507
Accumulated other comprehensive income	3,401,349	1,273,504

Total shareholders’ equity	122,820,020	118,619,031

Total liabilities, minority interests and shareholders’ equity	$139,990,399	$127,702,971

The accompanying notes are an integral part of these consolidated financial statements.

2006 Annual Report

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars, except share data)
Revenues:
2G services	$32,571,278	$20,130,752	$14,946,274
2.5G services	29,941,205	35,931,616	28,227,033
Recorded music	6,203,418	—	—
Software and system integration services	1,177,053	6,312,363	10,267,050

Total revenues	69,892,954	62,374,731	53,440,357

Cost of revenues:
2G services	24,615,272	13,713,675	7,049,848
2.5G services	16,056,841	14,920,813	11,003,395
Recorded music	3,553,144	—	—
Software and system integration services	946,046	1,302,028	6,276,761

Total cost of revenues	45,171,303	29,936,516	24,330,004

Gross profit	24,721,651	32,438,215	29,110,353

Operating expenses:
Product development (including stock-based compensation expense of $79,587, $4,886 and $60,140 for the years ended December 31, 2006, 2005 and 2004, respectively)	2,629,349	2,536,930	2,306,248
Selling and marketing (including stock-based compensation expense of $346,456, $9,911 and $221,046 for the years ended December 31, 2006, 2005 and 2004, respectively)	11,893,238	9,796,538	7,433,005
General and administrative (including stock-based compensation expense of $117,514, $22,775 and $nil for the years ended December 31, 2006, 2005 and 2004, respectively)	6,764,790	3,484,094	1,820,878
In-process research and development	—	—	36,000

Total operating expenses	21,287,377	15,817,562	11,596,131

Income from operations	3,434,274	16,620,653	17,514,222
Interest income	2,575,824	1,428,267	38,185
Interest expense	(44,765)	(27,312)	(312,440)
Other income, net	522,131	990,470	—

Income before income taxes	6,487,464	19,012,078	17,239,967
Income taxes	121,330	393,346	—

Net income after income taxes before minority interests	6,366,134	18,618,732	17,239,967
Minority interests	(562,189)	—	—

Net income	5,803,945	18,618,732	17,239,967
Deemed dividends on Series A convertible preference shares	—	—	(39,917)

Income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050

Income per share, basic	$0.00	$0.01	$0.01

Income per share, diluted	$0.00	$0.01	$0.01

Shares used in calculating basic income per share	2,189,748,563	2,092,089,848	1,208,512,142

Shares used in calculating diluted income per share	2,208,758,636	2,129,228,961	1,572,887,775

The accompanying notes are an integral part of these consolidated financial statements.

2006 Annual Report

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive Income
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)
Balance as of January 1, 2004	12,347,966	$12,348	1,176,000,000	$58,800	$2,287,966	$(50,880)	$8,310,939	$4,079,725	$(4,748)	$14,694,150	$4,542,148

Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 3).	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 3)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	16,416,197	21,279,775	(685)	37,720,666	$17,244,030

Initial public offering of shares, net of offering costs of $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	—	59,427,390
Conversion of Series A convertible preference shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	—	50,880
Stock-based compensation from accelerated-vesting of stock options	—	—	—	—	—	—	16,804	—	—	16,804

2006 Annual Report

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive Income
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	—	20,768
Exercise of stock options	—	—	42,158,500	2,108	—	—	1,487,494	—	—	1,489,602
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,274,189	1,274,189	$1,274,189
Net income	—	—	—	—	—	—	—	18,618,732	—	18,618,732	18,618,732

Balance as of December 31, 2005	—	—	2,229,754,340	111,488	—	—	77,335,532	39,898,507	1,273,504	118,619,031	$19,892,921

Issuance of ordinary shares related to acquisitions of Shanghai Magma (see Note 3)	—	—	8,955,200	448	—	—	539,552	—	—	540,000
Repurchase and cancellation of ordinary shares	—	—	(79,260,000)	(3,963)	—	—	(5,030,785)	—	—	(5,034,748)
Forward contract at fair value (See Note 3)	—	—	—	—	—	—	124,918	—	—	124,918
Stock-based compensation expenses	—	—	—	—	—	—	543,557	—	—	543,557
Exercise of stock options	—	—	2,582,200	129	—	—	95,343	—	—	95,472
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,127,845	2,127,845	$2,127,845
Net income	—	—	—	—	—	—	—	5,803,945	—	5,803,945	5,803,945

Balance as of December 31, 2006	—	$—	2,162,031,740	$108,102	$—	$—	$73,608,117	$45,702,452	$3,401,349	$122,820,020	$7,931,790

The accompanying notes are an integral part of these consolidated financial statements.

2006 Annual Report

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(In U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050
Deemed dividends on Series A convertible preference shares	—	—	39,917

Net income	5,803,945	18,618,732	17,239,967
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	543,557	37,572	281,186
Depreciation and amortization	3,481,415	1,939,130	1,986,416
Bad debt provision	269,235	2,783	12,384
Minority interests	562,189	—	—
In-process research and development	—	—	36,000
Loss on disposal of property and equipment	1,155	16,920	34,051
Changes in assets and liabilities net of effect of businesses acquired:
Accounts receivable	5,518,845	(5,799,209)	(3,513,973)
Prepaid expenses and other current assets	3,113,531	(528,260)	4,878
Amount due from related parties	(164,008)	—	—
Inventories	268,556	(363,511)	—
Current deferred tax assets	(289,651)	—	—
Non-current deferred tax assets	(221,599)	(137,292)	—
Accounts payable	(222,881)	(282,045)	407,775
Accrued expenses and other current liabilities	(899,530)	203,030	(666,080)
Amount due to related parties	(204,420)	—	—
Income tax payable	387,148	90,308	—
Current deferred tax liabilities	86,212	246,431	—
Non-current deferred tax liabilities	(139,229)	(2,165)	—

Net cash provided by operating activities	17,894,470	14,042,424	15,822,604

Investing activities:
Decrease in restricted cash	—	—	1,510,263
Purchases of property and equipment	(956,972)	(1,288,698)	(1,871,335)
Proceeds from disposal of property and equipment	30,229	4,955	—
Acquisitions of intangible assets	(1,714,198)	(4,161,788)	—
Deposits and other long-term assets	(258,610)	(62,341)	(71,444)
Payments related to acquisitions of new businesses (net of cash acquired of $441,147, $2,316,674 and $921,914 for the years ended December 31, 2006, 2005 and 2004, respectively)	(12,515,544)	(1,145,472)	(16,727,447)

Net cash used in investing activities	(15,415,095)	(6,653,344)	(17,159,963)

Financing activities:
Proceeds from the issuance of ordinary shares	540,000	—	—
Repurchase of ordinary shares	(5,034,748)	—	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs of $8,655,528 (offering costs of $7,660,172 and $995,356 were paid for the years ended December 31, 2005 and 2004, respectively)	—	60,422,746	(995,356)
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	—	3,999,955
Proceeds from exercise of options	95,472	1,489,602	—
Collection of subscription receivable	—	50,880	—
Repayments of short-term borrowings	—	(2,658,128)	(4,107,848)

Net cash (used in) provided by financing activities	(4,399,276)	59,305,100	(1,104,371)

Net (decrease) increase in cash and cash equivalents	(1,919,901)	66,694,180	(2,441,730)
Cash and cash equivalents, beginning of year	75,958,964	8,713,697	11,151,364
Effect of exchange rate changes	557,915	551,087	4,063

Cash and cash equivalents, end of year	$74,596,978	$75,958,964	$8,713,697

Supplemental disclosure of cash flow information:
Interest paid	$—	$92,539	$247,213

Income taxes paid	$287,266	$390,062	$—

Supplemental disclosure of non-cash financing activities:
Conversion of Series A convertible preference shares into ordinary shares	$—	$16,925	$—

2006 Annual Report

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. (“Hurray!”), a Cayman Islands corporation, and its consolidated subsidiaries and its variable interest entities (collectively the “Company”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the two mobile operators and over the fixed wireless networks of the two major fixed-line telecommunication operators in the People’s Republic of China (“PRC”). The Company also designs, develops, sells and supports services provisioning and management software, and provides system integration services to a major Chinese mobile operator. In addition, in late 2005 the Company began to focus on music production and distribution following agreements to acquire interests in several music companies. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several variable interest entities: Hurray! Solutions Ltd. (“Hurray! Solutions”), a predecessor to Hurray!, Beijing Cool Young Information Technology Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Hurray! Times Technology Co., Ltd. (Previous name is Beijing Enterprise Mobile Technology Co., Ltd.), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”), Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”), and Hurray! Digital Media Technology Co., Ltd. (“Hurray! Digital Media”) (previous name is Hurray! Digital Music Technology Co., Ltd.) (collectively the “Variable Interest Entities”).

The Variable Interest Entities have entered into various agreements with Hurray! and one of its subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray!, through a wholly owned PRC subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay Hurray! service fees for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray!’s discretion depending on the level of service provided. Hurray! is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. In addition, Hurray! has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through agreements which are valid for ten years and cannot be amended or terminated except by written consent of all parties. Finally, Hurray! has the option to acquire the equity interest of the Variable Interest Entities. The Company also has extended loans without interest to the Registered Shareholders to finance their investments. Each of the registered shareholders is the related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.

Hurray! is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by Hurray! and its related parties. Accordingly, the Company consolidates the Variable Interest Entities under Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No.46 (revised), “Consolidation of Variable Interest Entities,” which requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

All of Hurray!’s subsidiaries and Variable Interest Entities are 100% controlled by Hurray! either through equity interests or through VIE arrangements, with the exception of Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”) and Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”), in which Hurray!’s VIE companies hold a 51% and 60% equity interest, respectively.

In February 2005, Hurray! completed an initial public offering of 6,880,000 American Depositary Shares (“ADSs”) on the NASDAQ Global Market in the United States of America.

2006 Annual Report

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Hurray, its subsidiaries and Variable Interest Entities. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include fair value of acquired intangible assets and goodwill and useful lives for intangible assets and property and equipment.

(d) Significant risks and uncertainties

The Company participates in industries with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile and fixed-line telecommunication operators; risks associated with attracting and retaining music artists, accessing songs and songwriters, and managing the Company’s new music businesses; and risks associated with the Company’s ability to attract and retain other employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Inventories

Inventories include equipment purchased for use in system integration services and music CDs and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market. At December 31, 2006, all inventories were related to recorded music business.

(g) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life

(h) Acquired intangible assets, net

Acquired intangible assets consists of intangible assets, as detailed in Note 7, acquired through various acquisitions and are amortized on a straight-line basis over their expected useful economic life.

2006 Annual Report

(i) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions.

The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company changed the impairment test date from January 31 to December 31 in 2006 to better utilize the existing budget information for the future cash flow projection for each fiscal year ending on December 31. Such change has no material effect on the Company’s financial statement.

(j) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(k) Revenue recognition and cost of revenues

Wireless value-added services

The Company contracts with the Telecom Operators for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of four major Chinese operators of mobile and fixed-line telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”), China Telecommunications Corporation (“China Telecom”) and China Netcom Communications Group Corporation (“China Netcom”) (collectively the “Telecom Operators”). Prior to the year ended December 31, 2005, the Company had not derived any revenues from China Telecom or China Netcom. Fees, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $1,664,706, $1,397,538 and $1,149,873 for 2006, 2005 and 2004, respectively.

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on the Company’s behalf. Accordingly, the service fee paid to the Telecom Operators is included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Telecom Operators and are reflected as cost of revenues.

2006 Annual Report

The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No.99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Telecom Operators. The Company records the gross amounts billed to its mobile phone customers, as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications, selection of suppliers, and bears credit risk relating to these transactions.

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position (“SOP”) 81-1 based on its stage of completion, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments are based on cost as the Company does not generate any profit from hardware sales.

The Company evaluates the criteria outlined in EITF Issue 99-19 in determining whether it is appropriate to record the gross amount of hardware revenues and related costs or the net amount earned after deducting the amounts paid to the supplier. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications and selection of suppliers and bears inventory and credit risk relating to the transaction.

Recorded Music

Through the acquisition of Huayi Brothers Music and Freeland Music at the end of 2005 and the beginning of 2006, respectively, the Company entered the business of artist development music production, offline music distribution and online distribution through wireless value added services and Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.

The Company generates revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Company receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Company ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. In 2006, the estimated sales returns rate is about 16% based on past experience.

The Company recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. Where the Company acts as principal in the transaction and are the primary obligors in the transaction, revenues are recorded on a gross basis. Where the Company is considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.

The Company licenses its music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. In such cases the Company recognizes such fees as revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Company is notified of its entitlement to additional payments.

The Company incurs costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as an expense over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are assessed for recoverability continuously.

(l) Foreign currency translation

Hurray! uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet

2006 Annual Report

date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of Hurray!’s subsidiaries and Variable Interest Entities are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the statements of shareholders’ equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Bank of China was RMB 7.8087, RMB 8.0702 and RMB 8.2765 on December 31, 2006, 2005 and 2004, respectively.

(m) Product development expenses

Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content and costs for the development of new software products and substantial enhancements to existing software products. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(n) Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). See Note 14 to the Consolidated Condensed Financial Statements for further discussion on stock-based compensation.

(o) Taxation

Income taxes - Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Value added taxes - The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases. In respect of revenue on software sales, however, if the net amount of value added tax payable exceeds 3% of software sales, the excess portion of value added tax can be refunded immediately. The Company therefore is subject to an effective net value added tax burden of 3% from software sales. This government policy is effective until 2010. Net amount of value added tax is recorded either in the line item of other tax payable or prepaid expenses and other current assets on the face of consolidated balance sheet. In 2006 and 2005, the Company received rebates of $229,824 and $649,204, respectively, which are included in other income.

Business taxes - The Company’s PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues. Business taxes are recorded as a deduction of revenue when incurred.

2006 Annual Report

(p) Comprehensive income

Comprehensive income includes foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

(q) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities. The amount payable in December 2007 in respect of the acquisition of Shanghai Magma has been calculated after applying a discount of 3.875% to reflect approximate market rates for such liabilities.

(r) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $5,404,935, $969,122 and $361,923 in 2006, 2005 and 2004, respectively, and have been included in selling and marketing expenses and cost of revenues.

(s) Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(t) Recently issued accounting standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and

2006 Annual Report

costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EIFT 06-03 to have a material impact on its consolidated results of operations and financial condition

(u) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

3. ACQUISITIONS

During the three-year period ended December 31, 2006, the Company made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

(a) 2006 acquisitions

Acquisition of Shanghai Magma

Effective January 1, 2006, the Company, through its VIE companies, acquired 100% of the outstanding equity of Shanghai Magma, a leading developer and publisher of wireless Java™ Games in China and Shanghai Magma has been consolidated since that date. Under the acquisition agreements, the Company made an initial cash payment of $4.1 million and agreed to pay additional amounts based on Shanghai Magma’s financial performance in 2006 and 2007 with a maximum total consideration, including the initial payment, of $15 million. In September 2006, the Company agreed with the selling shareholders to fix the additional amounts at a total of $10.5 million payable in two installments of $4.5 million in October 2006 and $6.0 million in December 2007. As part of the revised agreements certain selling shareholders agreed to subscribe $1.25 million of the payments received in the issue of Hurray’s ordinary shares at a price based on the 5 –day average price of Hurray’s shares prior to signing the revised agreements. Such right of subscription was fair valued at $124,918 using the respective valuation model. On December 31, 2006, the amount payable under these agreements was $ 5.8 million, out of which $ 0.71 million will be used by the selling shareholders for subscription of the Company’s shares at a price of $6.03 per share.

Total purchase price:
Cash consideration	$14,246,746
Fair value of share purchase right	124,918
Transaction costs	438,263

$14,809,927

		Amortization period
Purchase price allocation:
Cash and cash equivalents	$393,425
Accounts receivable	564,291
Other current assets	1,156,492
Acquired intangible assets:
Partnership agreement with China Mobile	418,826	4 years
Trademark	147,456	20 years
Software	59,478	5 years
Website	21,065	4.5 years
VAS license	9,913	4.5 years
Non-compete agreement	63,196	4 years
Game content	76,826	0.17 years
Goodwill	12,168,190	N/A
Property and equipment, net	25,289	3-5 years
Current liabilities	(191,214)
Non-current deferred tax liabilities	(103,306)

Total	$14,809,927

2006 Annual Report

Acquisition of Freeland Music

Effective January 1, 2006, the Company, through its VIE companies, acquired 60% of Freeland Music from the Freeland group, which is a group of affiliated companies in China engaged in the production and distribution of audio and video music products and Freeland Music has been consolidated from that date. In this acquisition the Freeland group injected its music business in a newly formed company, Freeland Music, owned 60% by the Company and 40% by the Freeland group. The initial consideration was $7,560,000 in cash, of which $2,160,000 was payable to the existing shareholders of the business and $5,400,000 was payable into Freeland Music as a capital injection to fund its operation. At December 31, 2006, the purchase consideration of $2,700,000 was unpaid.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Freeland Music was subject to adjustment based on the financial performance of Freeland Music in 2006. Subsequent to the acquisition, the Company and the Freeland group agreed to amend the terms of the agreements to extend the performance period to the 2007 financial year. If the actual net income of Freeland Music in that year exceeds $1.53 million (RMB 12 million), the Company will contribute the full amount of the remaining purchase consideration as a capital injection into Freeland Music. If the actual net income is between $1.28 million (RMB10 million) and $1.53 million, inclusive, the Company will contribute 50% of the remaining purchase consideration, equal to $1.35 million , as a capital injection. If the actual net income of Freeland Music is less than $1.28 million, the Company will not be required to make any further capital injection.

Total purchase price:
Cash consideration	$4,320,000
Transaction costs	265,113

$4,585,113

		Amortization period
Purchase price allocation:
Cash and cash equivalents	$47,722
Accounts receivable	43,568
Acquired intangible assets:
Artist contracts	1,406,890	5 years
Trademark	215,932	8 years
Exclusive VAS agreement	42,464	5 years
Exclusive copyright agreement	12,543	3 years
VAS contracts	249,845	5 years
Copyright contracts	99,954	4 years
Goodwill	2,538,962	N/A
Property and equipment, net	14,540	3-5 years
Current liabilities	(57,469)
Non-current deferred tax liabilities	(29,838)

Total	$4,585,113

The interests in Shanghai Magma and Freeland Music have been consolidated from January 1, 2006 and their results for the year ended December 31, 2006 are included in the Company’s 2006 financial statements. The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2005 of the Company and Shanghai Magma and Freeland Music prepared on the assumption that these acquisitions occurred on January 1, 2005. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of that period, nor is it indicative of future operating results:

Year ended December 31, 2005
(unaudited)
Pro forma total revenue	$63,612,451
Pro forma income attributable to holders of ordinary shares	18,756,840
Pro forma income per share:
- basic	$0.01
- diluted	$0.01
Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848
- diluted	2,129,228,961

2006 Annual Report

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(b) 2005 acquisitions

Acquisition of Huayi Brothers Music

On December 31, 2005, the Company acquired 51% of the outstanding equity of Huayi Brothers Music, which focuses on artist development, music production and off-line distribution of music in China, for a total cash consideration of $4,458,206, of which $196,206 was transaction costs. As part of the agreement, the Company will invest $4,262,000 in cash for 51% of Huayi Brothers Music, of which $2,905,000 was payable to the existing shareholders and $1,357,000 was payable into Huayi Brothers Music as capital injection. As of December 31, 2006, all the cash consideration and transaction costs have been paid.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Huayi Brothers Music are subject to adjustment based on the financial performance of Huayi Brothers Music following the closing of the transaction. The adjustment is based on Huayi Brothers Music’s performance in 2006 and 2007 by reference to a benchmark profit of $1,116,700. If the actual net income of Huayi Brothers Music is higher than the benchmark profit, the Company will pay the existing shareholders cash equal to 41.5% of the excess based on the actual net profit multiplied by a factor of 6. No adjustment is made if the difference is within 5% of the benchmark profit. The Company has the option to dilute its percentage of interest in Huayi Brothers Music instead of paying the additional consideration but its equity interests cannot be lower than 30%. The actual net income of Huayi Brothers Music of 2006 is $481,137.

Total purchase price:
Cash consideration	$4,262,000
Transaction costs	196,206

$4,458,206

		Amortization period
Purchase price allocation at 51% of Huayi Brothers Music:
Cash and cash equivalents	$143,366
Capital contribution receivable	628,443
Accounts receivable	141,710
Other current assets	146,258
Acquired intangible assets:
Artist contracts	1,020,420	6.52 years
Trademark	454,250	20 years
Copyright surrogate contract	69,578	5.67 years
Existing record copyright	17,189	3 years
Exclusive VAS agreement	542,408	20 years
Non-compete agreement	131,257	20 years
Goodwill	2,331,239	N/A
Property and equipment, net	43,567	3 – 5 years
Current liabilities	(473,895)
Non-current deferred tax liabilities	(737,584)

Total	$4,458,206

At the date of acquisition, Huayi Brothers Music had a payable of $202,276 due to its minority shareholders, which represents an advance for operational purposes.

2006 Annual Report

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company and Huayi Music. It has been prepared on the assumption that the acquisition occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2005	2004
	(unaudited)	(unaudited)
Pro forma total revenue	$62,944,870	$53,440,357
Pro forma income attributable to holders of ordinary shares	17,822,639	16,928,741
Pro forma income per share:
- basic	$0.01	$0.01
- diluted	$0.01	$0.01
Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848	1,208,512,142
- diluted	2,129,228,961	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

Acquisition of Beijing Hutong, Guangzhou Piosan and Hengji Weiye

During 2005, the Company made three other acquisitions of companies in China to expand the Company’s portfolio of wireless value-added services in China. The Company acquired the entire equity interests of Beijing Hutong, Guangzhou Piosan and Hengji Weiye for a total cash consideration of $3,406,693, including transaction costs of $135,488. Of the total consideration, an amount payable of $135,065 and $11,152 was outstanding as of December 31, 2005 and 2006. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Amortization period
Aggregate purchase price allocation –Beijing Hutong, Guangzhou Piosan and Hengji Weiye:
Cash and cash equivalents	$2,035,565
Prepaid expenses and other receivables	12,451
Acquired intangible assets:
Telecommunication wireless value-added licenses	113,062	4 – 4.25 years
Agreements with Telecom Operators	348,150	1.25 – 3 years
Business transaction codes	166,090	3 years
SMS platform	156,822	7 years
Goodwill	654,744	N/A
Property and equipment, net	105,424	3 – 5 years
Current liabilities	(80,375)
Non-current deferred tax liabilities	(105,240)

Total	$3,406,693

2006 Annual Report

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company, Beijing Hutong, Guangzhou Piosan and Hengji Weiye. It has been prepared on the assumption that the acquisitions occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2005	2004
	(unaudited)	(unaudited)
Pro forma revenue	$63,051,933	$54,540,376
Pro forma income attributable to holders of ordinary shares	18,269,399	16,497,221
Pro forma income per share:
- basic	$0.01	$0.01
- diluted	$0.01	$0.01
Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848	1,208,512,142
- diluted	2,129,228,961	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(c) 2004 acquisitions

The Company acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider, in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467 and, separately, all of the equity interests of Beijing Enterprise, providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000. Following an amendment to the acquisition agreement in respect of Beijing Enterprise dated November 4, 2004 the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000. The aggregate purchase price of these acquisitions of $19,151,828 consisted of the following:

Total purchase price:
Cash consideration	$17,450,714
Value of the ordinary shares issued	1,502,467
Transaction costs	198,647

$19,151,828

		Amortization period
Aggregate purchase price allocation –Beijing Palmsky and Beijing Enterprise:
Cash and cash equivalents	$921,914
Accounts receivable	489,883
Other current assets	461,629
Acquired intangible assets:
Software	245,000	1 to 5 years
Software content technology	19,000	3 months
Telecommunication value-added service licenses	59,000	3.5 - 4.5 years
In-process technology	36,000	—
Non-compete agreements	58,000	2 years
Customer base	623,000	1 year
Network service agreement	15,000	1 year
Goodwill	16,461,761	N/A
Property and equipment, net	178,381	3 – 5 years
Current liabilities	(416,740)

Total	$19,151,828

2006 Annual Report

The Company recorded a charge of $36,000 at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,
	2006	2005
Billed receivables	$12,060,836	$16,457,248
Unbilled receivables	1,388,583	1,631,815

	$13,449,419	$18,089,063

Unbilled receivables represent amounts earned under software and system integration service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time or completion of the projects. The Company anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

Movement of allowance for doubtful accounts

	Year ended December 31,
	2006	2005	2004
Balance at beginning of the period	$15,167	$12,384	—
Provisions	269,235	15,167	12,384
Reversed	—	(12,384)	—

Balance at the end of the period	$284,402	$15,167	$12,384

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2006	2005
Staff advances and other receivables	$793,660	$986,881
Advances to suppliers	1,231,258	562,403
Prepaid expenses	426,352	183,709
Prepaid artist costs	249,434	126,006

	$2,700,704	$1,858,999

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31,
	2006	2005
Furniture and office equipment	$2,755,139	$2,777,529
Motor vehicles	217,839	194,372
Telecommunication equipment	3,965,885	3,584,699
Leasehold improvements	1,048,292	488,485

	7,987,155	7,045,085
Less: accumulated depreciation and amortization	(6,032,954)	(4,508,736)

	$1,954,201	$2,536,349

2006 Annual Report

Depreciation expense for the years ended December 31, 2006 and 2005 was $1,580,005 and $1,461,215, respectively.

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$427,567	$216,716	$210,851
Customer agreements with Telecom Operators	918,473	508,042	410,431
Non-compete agreement	864,419	129,663	734,756
Business transaction codes	172,115	71,715	100,400
Platform	414,153	154,841	259,312
Software	84,003	17,894	66,109
Trademarks	152,394	7,620	144,774
Game content	79,398	79,398	—

	3,112,522	1,185,889	1,926,633

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	2,427,310	431,321	1,995,989
Copyrights	1,071,861	323,924	747,937
Exclusive VAS agreements	584,872	8,493	576,379
Exclusive copyright agreements	12,543	4,181	8,362
VAS contracts	249,845	249,845	—
Non-compete agreement	131,257	6,563	124,694
Trademarks	670,182	26,993	643,189

	5,147,870	1,051,320	4,096,550

	$8,260,392	$2,237,209	$6,023,183

For the years ended December 31, 2006 and 2005, there were no intangible assets recorded for the software and system integration segment.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2006, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years:

2007	$1,610,148
2008	1,099,358
2009	909,150
2010	707,771
2011 and later	1,696,756

$6,023,183

2006 Annual Report

8. GOODWILL

	Year ended December 31,
	WVAS	Recorded Music	Total
Balance as of January 1, 2005	$20,411,784	$—	$20,411,784
Effect of exchange rate changes	470,976	—	470,976
Goodwill arising from acquisitions during the year	654,744	2,331,239	2,985,983

Balance as of December 31, 2005	21,537,504	2,331,239	23,868,743
Effect of exchange rate changes	1,045,599	—	1,045,599
Goodwill arising from acquisitions during the year	12,168,190	2,538,962	14,707,152

Balance as of December 31, 2006	$34,751,293	$4,870,201	$39,621,494

9. SHORT-TERM BORROWINGS

At December 31, 2005, Hurray! Times and Beijing Network have provided guarantees for bank credit facilities totaling $24,782,534 (RMB200 million) for Hurray! Solutions to satisfy its ongoing business requirements. There were no bank credit facilities in 2006.

Interest expense and the average interest rate for 2006, 2005 and 2004 were $44,765 and 3.875%, $27,312 and 4.87%, and $312,440 and 5.84%, respectively. Interest expense in 2006 represents the imputed interest on the amount payable on the balance owed for the acquisition of Shanghai Magma.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2006	2005
Accrued payroll	$528,843	$562,773
Value-added tax payable	376,115	482,217
Other accrued expenses	1,108,437	1,178,252
Accrued welfare benefits	97,720	104,769
Business tax payable	411,660	287,481
Other taxes payable	90,538	594,740

	$2,613,313	$3,210,232

11. RELATED PARTY BALANCE

As part of the acquisition agreements for the purchase of Huayi Brothers Music and Freeland Music, the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music or Freeland Music. These agreements are for duration of one year but may be extended by the mutual agreements of both parties. During 2006 the Company received income of $449,638 and made payments of $28,256 under these agreements. At December 31, 2006 the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions. As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd, and was non-interest bearing, unsecured and repayable on demand.

In addition to the above transactions, during 2006 Huayi Brothers Music made short-term loans totaling $2,288,592 to its minority shareholders and their related parties generating interest income of $17,355. All loans were repaid in 2006.

12. INCOME TAXES

Hurray! is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable-interest entities (“VIES”) are generally subject to Enterprise Income Tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local

2006 Annual Report

income tax. Some of these subsidiaries and VIEs are qualified as high technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of Hurray’s subsidiaries are Foreign Invested Enterprises (“FIEs”) and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, the Company was not subject to any current income tax expense in 2004. In 2005 and 2006 a number of VIEs became subject to tax as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2006, 2005 and 2004 were $2,218,713, $5,627,575 and $4,396,192 and $0.0010, $0.0027 and $0.0036 per share, respectively.

Provision for income taxes consists of:

	Year ended December 31,
	2006	2005
Current	$685,597	$286,372
Deferred	(564,267)	106,974

	$121,330	$393,346

The principal components of the deferred tax assets are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Cost and expenses accruals	$295,755	$—

Current deferred tax assets	$295,755	$—

Depreciation and amortization	$203,149	$139,829
Net operating loss carry forwards	614,919	431,361
Less: Valuation allowance	(447,287)	(431,361)

Non-current deferred tax assets	$370,781	$139,829

Deferred tax liabilities:
Revenue recognition	(344,802)	(248,455)

Current deferred tax liabilities	$(344,802)	$(248,455)

Intangible assets	$(850,734)	$(842,824)

Non-current deferred tax liabilities	$(850,734)	$(842,824)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2006	2005	2004
Statutory tax rate	33.0%	33.0%	33.0%
Effect of tax holidays	(34.2)%	(29.6)%	(25.5)%
Non-deductible expenses	11.9%	9.0%	0.1%
Non-taxable income	(9.0)%	(9.0)%	(9.3)%
Change in valuation allowance	0.2%	(1.3)%	1.7%

Effective tax rate	1.9%	2.1%	—

At December 31, 2006, tax loss carry forwards amounted to approximately $3.7 million which will expire by 2011. A valuation allowance of $447,287 and $431,361 has been established as of December 31, 2006 and 2005 in respect of certain deferred tax assets, respectively, as it is considered more likely than not that the relevant deferred tax asset will not be realized in the foreseeable future.

2006 Annual Report

13. SHAREHOLDERS’ EQUITY

Ordinary Shares

On July 9, 2004, shareholders of Hurray! approved a 20-for-1 stock split of Hurray’s ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

On February 8, 2005, Hurray! completed an initial public offering of 6,880,000 ADSs, with each ADS representing 100 ordinary shares, at $10.25 per ADS to the public, of which 6,624,339 ADSs were issued by Hurray! and 255,661 ADSs were offered by existing shareholders. Total proceeds, net of direct offering expenses, of approximately $59.4 million were received by Hurray! as a result of the initial public offering.

On October 1, 2006, Hurray! issued 89,552 ADSs, represented by 8,955,200 ordinary shares, at a price of $6.03 per ADS, to former shareholders of Shanghai Magma pursuant to the amended purchase agreements.

Preference Shares

In 2003, Hurray! issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment required a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends were amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $39,917 for 2004.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, Hurray! exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

The remaining 16,924,497 shares of Series A convertible preference shares were automatically converted into ordinary shares upon Hurray!’s initial public offering on February 8, 2005 on a one-to-one basis.

Share Repurchase

In February 2006, the Board approved a stock repurchase program whereby Hurray! may repurchase up to $15.0 million of its issued and outstanding ADSs in open-market transactions. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to regulatory requirements. Under this program, in 2006, Hurray! purchased and cancelled 792,600 ADSs, equivalent to 79,260,000 ordinary shares, at an average cost of $6.35 per ADS for a total consideration of $5,034,748.

14. STOCK PLANS

Stock option

Hurray’s 2002, 2003 and 2004 stock option plans (the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. As of December 31, 2006, 78,558,440 ordinary shares were available for future grants.

Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value and expire 10 years from the date of grant and generally vest over 3-4 years. There were 81,506,600 and 99,573,700 options outstanding as of December 31, 2006 and 2005, respectively.

On December 20, 2005, Hurray’s Board approved a plan to accelerate vesting of all outstanding stock options awarded under Hurray’s stock option plans that would otherwise be unvested on December 31, 2005. As a result, the Company recorded compensation expense of $16,804 in 2005, which represents the intrinsic value measured at the acceleration date in excess of the original intrinsic value on date of grant for the estimated number of option that, absent the modification, would have expired unexercisable.

As a result of the Board’s action, unvested stock options for approximately 40,021,000 ordinary shares became exercisable effective on January 1, 2006. The exercise prices of the affected stock options range from $0.0705 to $0.1405 per share. The acceleration of vesting did not change the exercise prices or terms of the options. In 2006 Hurray! did not issue any stock options.

2006 Annual Report

Prior to Hurray’s initial public offering, the Company obtained, subsequent to the dates of grant, a valuation analysis performed by an independent appraiser to determine the fair market value of the Hurray’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. For grants subsequent to the initial public offering, the Company uses NASDAQ market values to determine fair market value. The Company has not recognized a compensation expense in the consolidated financial statements for employee options since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares
	Number of options	Weighted average exercise price
Options outstanding at January 1, 2004	96,064,000	$0.047
Granted	65,498,000	$0.120
Cancelled	(10,187,780)	$0.096

Options outstanding at December 31, 2004	151,374,220	$0.075
Granted	16,228,000	$0.102
Exercised	(42,158,500)	$0.035
Cancelled	(25,870,020)	$0.110

Options outstanding at December 31, 2005	99,573,700	$0.088
Exercised	(2,582,200)	$0.037
Cancelled	(15,484,900)	$0.109

Options outstanding at December 31, 2006	81,506,600	$0.085

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,
	2006	2005	2004
Ordinary shares	$—	$0.01	$0.015

The following table summarizes information with respect to stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.0250	12,496,100	5.75	$0.0250	12,496,100	$0.0250
$0.0705	28,724,500	6.50	$0.0705	28,724,500	$0.0705
$0.1170	30,484,000	7.00	$0.1170	30,484,000	$0.1170
$0.1405	1,284,000	7.25	$0.1405	1,284,000	$0.1405
$0.1025	8,518,000	8.00	$0.1025	8,518,000	$0.1025

Total	81,506,600			81,506,600

In January 2004, Hurray! granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. Hurray! recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

2006 Annual Report

In January 2005, Hurray! granted 1,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. The Company recorded compensation expense of $20,768 in 2005, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	2.77%
Weighted average expected option life	7 months
Volatility rate	65%
Dividend yield	0%

Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records compensation expense for employees for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording compensation expense for the services rendered by the non-employees using their estimated fair values.

Had compensation cost for options granted to employees under Hurray!’s stock option plans been determined based on the fair values at the grant dates, the Company’s pro forma income would have been as follows:

	Year ended December 31,
	2005	2004
Income attributable to ordinary shareholders as reported	$18,618,732	$17,200,050
Add: Employee stock-based compensation as reported	16,804	—
Less: Employee stock-based compensation determined using the fair value method	(1,628,723)	(689,087)

Pro forma income attributable to ordinary shareholders	$17,006,813	$16,510,963

Basic income per share:
As reported	$0.01	$0.01
Pro forma	$0.01	$0.01

Diluted income per share:
As reported	$0.01	$0.01
Pro forma	$0.01	$0.01

There was no pro-forma information for 2006 since the Company adopted SFAS 123(R). The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,
Option Grants	2005	2004
Average risk-free rate of return	3.27%-3.75%	3.36%-3.45%
Weighted average expected option life	3.25 years	4 years
Volatility rate	65%	95%
Dividend yield	0%	0%

There were no options granted in 2006.

Restricted Shares

In 2006, the Company granted restricted purchase share awards, in lieu of stock options, under Hurray’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management.

On February 7, 2006, Hurray! granted 33,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date.

2006 Annual Report

On June 20, 2006, Hurray! granted second batch of 7,500,000 restricted shares to its employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over 33 months.

The stock-based compensation expense was $543,557 in 2006.

15. WARRANTS

In conjunction with the Series A convertible preference share agreements, Hurray! granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the “Fidelity Warrants”). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

16. SEGMENT INFORMATION

Based on the criteria established by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in three principal business segments: wireless value-added services (“WVAS”), recorded music and software and system integration (“SI”) services. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java™ services, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded music services are delivered through the majority-controlled music companies the Company acquired at the end of 2005 and beginning of 2006 which contract with music artists and composers to perform and produce music. The software and system integration services include the design, development, licensing, hardware procurement, installation and after-sale support of the Company’s VASPro services provisioning and management software platform. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not allocate any operating expenses or any assets, with the exception of newly acquired intangible assets and goodwill, to its business segments as management does not believe that allocating these expenses is useful in evaluating these segments’ performance. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31 2006, 2005 and 2004 is as follows:

	Year ended December 31,
	2006	2005	2004
Revenues
WVAS	$62,512,483	$56,062,368	$43,173,307
Recorded Music	6,203,418	—	—
Software and System Integration	1,177,053	6,312,363	10,267,050

Total revenue	$69,892,954	$62,374,731	$53,440,357

Cost of revenues
WVAS	$40,672,113	$28,634,488	$18,053,243
Recorded Music	3,553,144	—	—
Software and System Integration	946,046	1,302,028	6,276,761

Total cost of revenues	$45,171,303	$29,936,516	$24,330,004

Gross profit
WVAS	$21,840,370	$27,427,880	$25,120,064
Recorded Music	2,650,274	—	—
Software and System Integration	231,007	5,010,335	3,990,289

Total gross profit	$24,721,651	$32,438,215	$29,110,353

2006 Annual Report

Geographic Information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

17. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	Year ended December 31,
	2006	2005	2004
Income attributable to holders of ordinary shares (numerator), basic and diluted	$5,803,945	$18,618,732	$17,200,050

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	2,189,748,563	2,092,089,848	1,208,512,142
Dilutive effect of restricted shares, stock options and warrants	19,010,073	37,139,113	364,375,633

Weighted average ordinary shares outstanding used in computing diluted income per share	2,208,758,636	2,129,228,961	1,572,887,775

Income per share, basic	$0.00	$0.01	$0.01

Income per share, diluted	$0.00	$0.01	$0.01

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

The Company had a weighted-average of 71,626,000, 66,481,587 and 64,458,142 ordinary share options outstanding during the years ended December 31, 2006, 2005 and 2004, respectively, which were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.

18. CONCENTRATIONS

(a) Dependence on Telecom Operators

The revenues of the Company are substantially derived from network service agreements with China Mobile and China Unicom. These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either company in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.

Revenues generated from the mobile phone customers through China Mobile and China Unicom, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,
	2006		2005		2004
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$21,144,096	30%	$42,557,321	68%	$43,896,424	82%
China Mobile	36,756,895	53%	18,969,630	30%	9,543,933	18%

2006 Annual Report

Accounts receivable due from the mobile phone customers through China Mobile and China Unicom, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31
	2006		2005
	Accounts receivable	%	Accounts receivable	%
China Unicom	$6,246,702	46%	$12,289,221	68%
China Mobile	5,493,069	41%	5,278,674	29%

(b) Credit risk

The Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

19. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,396,079, $1,647,503 and $824,793 for the years ended December 31, 2006, 2005 and 2004, respectively.

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the year ended December 31, 2006, 2005 and 2004, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve fund of $374,004, $3,629,408, and $1,454,966, respectively. The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $69.1 million and $60.1 million, as of December 31, 2006 and 2005, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

20. COMMITMENTS AND CONTINGENCIES

Operating leases as lessee

The Company leases certain office premises under non-cancelable leases, of which the principal one expires in 2009. Rent expense under operating leases for 2006, 2005 and 2004 was $1,455,640, $1,051,276 and $900,552, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2007	$1,868,208
2008	1,581,971
2009	1,261,491

Total	$4,711,670

Artist contracts

Huayi Brothers Music and Freeland Music have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2007	$204,900
2008	204,900
2009	204,900

Total	$614,700

2006 Annual Report

21. SUBSEQUENT EVENTS

Acquisition of interest in New Run Entertainment

In November 2006, the Company signed a set of definitive agreements to acquire 30% of the equity interest in Beijing New Run Entertainment Co. Ltd. (“New Run Entertainment”), a leading independent record label in China. The Company will pay a total of $2.25 million in cash for a 30% interest in New Run Entertainment, which is subject to adjustment based on the financial performance of New Run Entertainment’s business in the twelve months following the closing of the acquisition. As of December 31, 2006, the Company had paid $4,125 acquisition costs for New Run. The acquisition was completed in April 2007 and New Run Entertainment will be accounted for on the equity basis from April 1, 2007.

Acquisition of Shanghai Saiyu

In February 2007, the Company signed a set of agreements to acquire 100% of the equity interest in Shanghai Saiyu Information Technology Co., Ltd., a provider of wireless value-added services in China, for a cash consideration of $3.1 million.

Acquisition of Secular Bird

In 2007, the Company entered into agreements to acquire 65% equity interest in Beijing Secular Bird Culture and Art Development Center (“Secular Bird”), which is an up-and-coming independent label in China. The Company paid total of $346,000 in cash for the 65% interest, which is subject to adjustment based on the financial performance of Secular Bird during the one-year period following the closing of the acquisition. The acquisition was completed in June 2007.

Formation of joint venture with Beijing TV Media

To further expand customer reach and diversify marketing, promotion and distribution channels, the Company entered into an agreement with Beijing TV Media Co., Ltd (“BTVM”) to establish an equity joint venture in which Hurray! owns 49% interest for the development and delivery of mobile interactive services to China Beijing TV (BTV)’s audience. BTVM is BTV’s wholly owned subsidiary which owns the exclusive right of mobile interactive services in addition to other new media rights for BTV’s national satellite channel and 12 local channels.

Issuance of restricted shares

On March 14, 2007, Hurray! granted 20,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $0.65 million to be recognized over the three years for the applicable vesting period.

*****

2006 Annual Report

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2006	2005
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$48,496,751	$60,903,215
Prepaid expenses and other current assets	450,298	430,649
Amounts due from subsidiaries and variable interest entities	12,404,359	—

Total current assets	61,351,408	61,333,864
Investments in subsidiaries and affiliates	67,481,687	59,469,132

Total assets	$128,833,095	$120,802,996

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$192,137	$435,929
Amounts due to subsidiaries and variable interest entities	—	1,243,091
Acquisition payable	5,820,938	—
Payroll withholding taxes payable	—	504,945

Total current liabilities	6,013,075	2,183,965

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,162,031,740 and 2,229,754,340 shares issued and outstanding as of December 31, 2006, and 2005, respectively)	108,102	111,488
Additional paid-in capital	73,608,117	77,335,532
Retained earnings	45,702,452	39,898,507
Accumulated other comprehensive income	3,401,349	1,273,504

Total shareholders’ equity	122,820,020	118,619,031

Total liabilities and shareholders’ equity	$128,833,095	$120,802,996

2006 Annual Report

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In U.S. dollars)

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars, except share data)
Operating expenses
Product development (represents stock-based compensation expense of $79,587, $4,886 and $60,140 for the years ended December 31, 2006, 2005 and 2004, respectively)	$79,587	$4,886	$60,140
Selling and marketing (including stock-based compensation expense of $346,456, $9,911 and $221,046 for the years ended December 31, 2006, 2005 and 2004, respectively)	346,211	187,111	324,526
General and administrative (including stock-based compensation expense of $117,514, $22,775 and nil for the years ended December 31, 2006, 2005 and 2004, respectively)	1,757,720	1,411,309	103,646

Total operating expenses	2,183,518	1,603,306	488,312

Loss from operations	(2,183,518)	(1,603,306)	(488,312)
Interest income	2,372,585	1,291,258	341
Interest expense	(44,765)	—	—
Equity in earnings of subsidiaries and variable interest entities	5,659,643	18,930,780	17,727,938

Net income	5,803,945	18,618,732	17,239,967
Deemed dividends on Series A convertible preference shares	—	—	(39,917)

Net income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050

2006 Annual Report

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars)
Cash flows from operating activities:
Net income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050
Deemed dividends on Series A convertible preference shares	—	—	39,917

Net income	5,803,945	18,618,732	17,239,967
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense	543,557	37,572	281,186
Equity in earnings of subsidiaries and affiliates	(5,659,643)	(18,930,780)	(17,727,938)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(19,649)	(807,662)	(177,200)
Amounts due from subsidiaries and variable interest entities	792,290	—	183,144
Accrued expenses and other current liabilities	(243,793)	224,768	(26,113)
Amounts due to subsidiaries and variable interest entities	(1,243,090)	(1,063,505)	56,596
Payroll withholding taxes payable	(504,945)	504,945	—

Net cash provided by operating activities	(531,328)	(1,415,930)	(170,358)

Investing activities:
Investment in subsidiaries and variable interest entities	(7,475,860)	(62,350)	(8,612,448)

Net cash used in investing activities	(7,475,860)	(62,350)	(8,612,448)

Financing activities:
Proceeds from the issuance of ordinary shares upon initial public offering, net of offering costs of $7,578,637 (offering costs of $7,399,844, $178,793 and $nil was paid for the years ended December 31, 2006, 2005 and 2004, respectively)	540,000	60,422,746	(178,793)
Payment to repurchase ordinary shares	(5,034,748)	—	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	—	3,999,955
Collection of subscription receivable	—	50,880	—
Proceeds from exercise of stock options	95,472	1,489,602	—

Net cash (used in) provided by financing activities	(4,399,276)	61,963,228	3,820,040

Net increase (decrease) in cash and cash equivalents	(12,406,464)	60,484,948	(4,962,766)
Cash and cash equivalents, beginning of year	60,903,215	418,267	5,381,033

Cash and cash equivalents, end of year	$48,496,751	$60,903,215	$418,267

Note

Basis for Preparation

The Financial Information of Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.

2006 Annual Report

Corporate information

Board of Directors

Qindai Wang

Chairman and Chief Executive Officer, HRAY

Jesse Liu

Director, HRAY

Songzuo Xiang

Director, HRAY

Shudan Zhang

Director, HRAY

Suberna Shringla

Partner, Team Ventures

Robert Mao

Chairman, Augux Technology Corp.

Alan Powrie

Retired Partner, Deloitte Touche Tohmatsu, Hong Kong

Corporate Officers

Qindai Wang

Chairman and Chief Executive Officer

Shaojian (Sean) Wang

President, Chief Operating Officer and Acting Chief Financial Officer

Haoyu (Harry) Yang

Senior Vice President

Jiang Wang

Senior Vice President

Corporate Governance

Audit Committee

Alan Powrie (Chairman), Suberna Shringla, and Robert Mao

Compensation Committee

Robert Mao (Chairman), Suberna Shringla, and Alan Powrie

Nominating Committee

Suberna Shringla (Chairman), Robert Mao and Alan Powrie

Corporate Headquarters

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, North Road, East Third Ring, Chaoyang District,

Beijing 100027, P.R.China

Tel : +8610 84555566

Fax: +8610 84555555

Market Data

Exchange: Nasdaq Global Market

Ticker: HRAY

Transfer Agent for

Ordinary Shares

RBC Dexia Corporate Services

Hong Kong Ltd.

51/F., Central Plaza

18 Harbour Road, Hong Kong

Depositary for ADRs

Citibank, N.A.

111 Wall Street

New York, New York 10043

Independent Registered

Public Accounting Firm

Deloitte Touche Tohmatsu CPA Ltd.

8/F Office Tower W2

The Towers, Oriental Plaza

1 East Chang An Avenue

Beijing 100738, PRC

Legal Counsel

Morrison & Foerster LLP

41/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Investor Relations

Yangfei (Phoebe) Meng

Investor Relations Manager

Tel : +8610 84555532

Fax: +8610 84555555

Email: yfmeng@hurray.com.cn

*       A copy of this annual report can be
found online at www.hurray.com